As filed with the Securities and Exchange Commission on May 19, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Cadence Financial Corporation

(Exact name of registrant as specified in its charter)

Mississippi	6021	64-0694775
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

301 East Main Street

Starkville, Mississippi 39759

(662) 324-4258

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard T. Haston

Executive Vice President and Chief Financial Officer

Cadence Financial Corporation

301 East Main Street

Starkville, Mississippi 39759

(662) 324-4258

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark L. Jones Jackson Walker LLP 1401 McKinney, Suite 1900 Houston, Texas 77010 Telephone: (713) 752-4224 Facsimile: (713) 308-4114	Randolph A. Moore Alston & Bird LLP 1201 West Peachtree Street Atlanta, Georgia 30309 Telephone: (404) 881-7794 Facsimile: (404) 253-8340

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $1.00 per share			$$92,000,000	$6,560

(1)	Assumes exercise in full of the underwriter’s option to purchase up to $12,000,000 in additional shares of common stock to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED MAY 19, 2010

PRELIMINARY PROSPECTUS

             Shares

Common Stock

We are offering             shares of our common stock, par value $1.00 per share. Our common stock is quoted on The NASDAQ Global Select Market under the symbol “CADE.” On May                     , 2010, the last reported sale price of our common stock was $             per share.

The shares of common stock are not savings accounts, deposits or other obligations of our bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves significant risks. See “Risk Factors” beginning on page 9 of this prospectus to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price
Underwriting discounts and commissions
Proceeds to Cadence Financial Corporation (before expenses)

The underwriter also may purchase up to an additional              shares of our common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

The underwriter expects to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about                     , 2010.

Keefe, Bruyette & Woods

Preliminary prospectus dated May 19, 2010.

KENTUCKY
VIRGINIA
81
Nashville
2
Winston-Salem
Knoxville
NORTH
CAROLINA
40
TENNESSEE
75
55
Charlotte
Chattanooga
85
5
Memphis
Huntsville
2
Blairsville
SOUTH
CAROLINA
MISSISSIPPI
4
Columbia
West Point
3
Atlanta
1
3
5
Starkville
Columbus
2
Birmingham
5
Augusta
28
1
Tuscaloosa
85
Macon
2
20
16
95
Philadelphia
Columbus
Montgomery
Jackson
ALABAMA
GEORGIA
Savannah
55
75
65
59
Mobile
10
Tallahassee
Jacksonville
New Orleans
FLORIDA
Orlando
Tampa
Sarasota
3
75
95

Each number within the circle represents the number of full service banking facilities of Cadence Bank, N.A. in a particular city.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or any free writing prospectus prepared by or on behalf of us. We have not, and the underwriter has not, authorized any other person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus and incorporated by reference is accurate only as of their respective dates, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since such dates.

This prospectus does not offer to sell, or ask for offers to buy, any shares of our common stock in any state or jurisdiction where it would not be lawful or where the person making the offer is not qualified to do so.

As used in this prospectus, the terms “we,” “us,” and “our” mean Cadence Financial Corporation and its subsidiaries (including Cadence Bank, N.A.) and predecessors, unless the context indicates otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission which we refer to as the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address of the SEC’s website is www.sec.gov. Such reports and other information concerning the Company also can be retrieved by accessing our website at www.cadencebanking.com. Information on our website is not part of this prospectus.

This prospectus, which is a part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), omits certain information set forth in the registration statement. Accordingly, for further information, you should refer to the registration statement and its exhibits on file with the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement.

The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	Our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 29, 2010;

•	Our definitive proxy statement on Schedule 14A, filed with the SEC on April 16, 2010;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed with the SEC on May 12, 2010; and

•	Our Current Reports on Form 8-K filed with the SEC on January 7, 2010, January 28, 2010 and April 26, 2010.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

Upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement, but not delivered with the prospectus. You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

Cadence Financial Corporation

301 East Main Street

P.O. Box 1187

Starkville, Mississippi 39759

(662) 323-1341

Attn: Investor Relations

The information on our website is not part of this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this prospectus or in the documents incorporated by reference in this prospectus, other than statements of historical fact, are forward-looking statements (as such term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, and the regulations thereunder), which are intended to be covered by the safe harbors created thereby. Forward-looking statements include, but are not limited to:

•	certain statements contained in “Risk Factors” in this prospectus and our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q;

•	certain statements contained in “Business” in our most recent Annual Report on Form 10-K;

•

certain statements contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and notes to our financial statements in our most recent Annual Report on Form 10-K and Quarterly Report on Form l0-Q; and

•	certain statements as to trends or events, or our management’s beliefs, expectations, objectives, plans, goals, intentions, estimates, projections and opinions.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “will,” “would,” “could,” “should,” “guidance,” “potential,” “continue,” “project,” “forecast,” “confident,” and similar expressions are typically used to identify forward-looking statements. These statements are based on assumptions and assessments made by management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements are not guarantees of our future performance and are subject to risks and uncertainties and may be affected by various factors that may cause actual results, developments and business decisions to differ materially from those in the forward-looking statements. Some of the factors that may cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements include the risk factors discussed under the heading “Risk Factors” in this prospectus and our Annual Report on Form 10-K for the year ended December 31, 2009 and the following:

•	changes in interest rates and market prices that could affect the net interest margin, asset valuation, and expense levels;

•

changes in local economic and business conditions that could adversely affect customers and their ability to repay borrowings under agreed upon terms, adversely affect the value of the underlying collateral related to their borrowings, and reduce demand for loans;

•	increased competition for deposits and loans which could affect compositions, rates and terms;

•	changes in the levels of prepayments received on loans and investment securities that adversely affect the yield and value of the earning assets;

•	a deviation in actual experience from the underlying assumptions used to determine and establish our allowance for loan losses, which could result in greater than expected loan losses;

•	changes in the availability of funds resulting from reduced liquidity or increased costs;

•	the ability to acquire, operate, and maintain effective and efficient operating systems;

•	increased asset levels and changes in the composition of assets that would impact capital levels and regulatory capital ratios;

•	loss of critical personnel and the challenge of hiring qualified personnel at reasonable compensation levels;

•

in 2008, the Emergency Economic Stabilization Act of 2008 became law, and in February 2009, the American Recovery and Reinvestment Act of 2009 was signed into law. Additionally, the U.S. Treasury and federal banking regulators are implementing a number of programs to address capital and liquidity issues in the banking system, and there are a number of pending legislative and tax proposals, all of which may have significant effects on us and the financial services industry, the exact nature and extent of which cannot be determined at this time;

•	the impact of compensation and other restrictions imposed under the Troubled Asset Relief Program (“TARP”) until we repay the outstanding preferred stock issued under TARP;

•

legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by our regulators, changes in the scope and cost of FDIC insurance and other coverages, increases in regulatory capital requirements, and changes in the U.S. Treasury’s Capital Purchase Program;

•	our ability to comply with any requirements imposed on us and Cadence Bank, N.A. (the “Bank”), by our respective regulators, and the potential negative consequences that may result;

•	changes in accounting principles, policies, and guidelines applicable to bank holding companies and banking;

•

the occurrence of acts of war, terrorism, natural disasters, the effects of the recent oil spill in the Gulf of Mexico, or other catastrophic events beyond our control that directly or indirectly affect the financial health of our customer base;

•	the ability to manage the risks involved in the foregoing; and

•	those other factors identified and discussed in the prospectus and in our other public company filings with the SEC.

We can give no assurance that any of the events anticipated by the forward-looking statements will occur or, if any of them does, what impact they will have on our results of operations and financial condition. We disclaim any intent or obligation to publicly update or revise any forward-looking statements, regardless of whether new information becomes available, future developments occur or otherwise.

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SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all of the information that you need to consider in making your investment decision. Before making an investment decision, we urge you to read the entire prospectus carefully, including the information to which we refer you and the information incorporated by reference herein. You should pay special attention to the “Risk Factors” section to determine whether an investment in our common stock is appropriate for you.

Cadence Financial Corporation

Cadence Financial Corporation (the “Company”) is a bank holding company with $1.9 billion in assets as of March 31, 2010, organized under the laws of the State of Mississippi in 1984. Its assets consist primarily of its investment in Cadence Bank, N.A. (the “Bank”), a national banking corporation with over 125 years of operating history dating back to 1885, and its primary activities are conducted through the Bank.

We are engaged in the general banking business and activities closely related to banking, as permitted by the banking laws and regulations of the United States. We provide a competitive set of financial services that includes commercial and consumer banking, trust and investment management, mortgage loan products and retail investment sales. Our client base is diverse and consists of business, agricultural, governmental, and educational entities as well as individual consumer clients in the states of Alabama, Florida, Georgia, Mississippi and Tennessee.

Market Areas

Our banking franchise consists of 38 banking offices across five states. Specifically, we operate in eastern Mississippi; Brentwood and Franklin, Tennessee; Memphis, Tennessee; Tuscaloosa, Birmingham/Hoover, Alabama; Sarasota/Bradenton, Florida; and Blairsville and Blue Ridge, Georgia. According to the most recent FDIC report, as of June 30, 2009, we had deposit market shares of 50%, 23% and 26%, respectively, in Oktibbeha County, Mississippi, where our headquarters are located, and in the neighboring Clay and Lowndes Counties.

•

Mississippi. We are the largest commercial bank domiciled in the eastern, “Golden Triangle,” area of Mississippi. The Golden Triangle includes the third largest airport in Mississippi, Mississippi State University—the state’s largest university, Columbus Air Force Base, Severstal Columbus—one of the largest steel mills in the United States, several other large government contractors, and several large industrial and research facilities. We have a total of 19 banking facilities that serve the communities of six Mississippi counties within a 65 mile radius of our main office in Starkville.

•	Tennessee. We have five banking facilities in the Memphis, Tennessee area, and two banking facilities in the Brentwood and Franklin, Tennessee areas near Nashville.

•	Alabama. We serve the Tuscaloosa and Birmingham/Hoover, Alabama areas with seven banking facilities.

•	Florida. We serve the Sarasota/Bradenton, Florida area with three banking facilities.

•	Georgia. We serve the Blairsville and Blue Ridge, Georgia areas with two banking facilities.

The following table reflects, as of March 31, 2010, the distribution of total assets, loans, deposits and branches in the states in which we conduct our business:

State	Assets	Loans	Deposits	Branches
Alabama	11%	19%	12%	18%
Florida	8	13	10	8
Georgia	2	2	2	5
Mississippi	55	29	56	50
Tennessee	24	37	20	19

	100%	100%	100%	100%

Although we operate in several distinct markets, we employ a community banking model that uses centralized supervision and operational support, as we believe it adds consistency to our operations. We strive to provide high quality service to clients in our communities to establish profitable long-term banking relationships. We focus not only on operating our bank efficiently, but also on being an active participant in the communities we serve. During the current recession, we have undertaken strategic initiatives to improve our credit underwriting and monitoring so that we can continue to serve our clients effectively. Additionally, during the first quarter of 2010, we conducted an operations review that focused on improving our efficiency and profitability across our five-state franchise. We identified changes in our customer delivery of services arising from increased use of electronic banking, redundant positions in certain departments and improved processes to reduce our costs.

Business Strategy

We believe that upon the successful completion of this offering, we will be able to take advantage of key opportunities that exist in each of our markets that previously we have been unable to take advantage of due to a lack of capital. Specifically, we believe we have the following opportunities to increase our net interest margin and strengthen our franchise:

•

Exceed Regulatory Capital Requirements. With the consummation of this offering, and the contribution of a significant portion of the capital to the Bank, the Bank expects to exceed the capital ratios imposed by the OCC (hereinafter defined). Please see “Recent Developments” below.

•

Reinvest Excess Liquidity and Leverage Capital. During 2009 and 2010, we intentionally accumulated excess liquidity in anticipation of an adverse public response to the announcement of our first quarter 2009 loss and other subsequent negative news related to regulatory actions. We believe the capital from this offering will allow us to invest our excess liquidity in higher income-earning assets, which we believe will improve our income as well as our net interest margin.

•

Execute Cost Cutting Plan and Attain Efficiencies. During the first quarter of 2010, we conducted an operations review that focused on improving our efficiency and profitability across our five-state franchise. We identified changes in our customer delivery of services arising from increased use of electronic banking, redundant positions in certain departments and improved processes to reduce our costs. As a result, we expect to reduce ongoing costs by approximately $730,000 per quarter once the changes are fully implemented in the second half of 2010. Additionally, we continue to review other areas of our operations in an effort to further improve our efficiency, which may result in additional cost savings in the future.

•

Optimize Loan Mix. Due to the current economic cycle and its effect on the Bank, we have not been actively seeking new banking relationships. We intend to modify this policy following this offering by pursuing and establishing new client relationships. We believe this change in strategy will allow us to grow our portfolio of assets, as well as diversify our loan mix and client base. We believe there are opportunities to originate loans with prudent underwriting guidelines throughout our markets, focusing on commercial and industrial lending and 1-4 family first lien mortgages, as well as selective commercial real estate and farm loans, while simultaneously reducing our exposure to construction and development loans.

•

Further Develop Our Core Deposit Franchise. We believe that our current footprint offers the opportunity for continued core deposit growth. We intend to leverage the market disruption created by the current recession to further strengthen our core deposit market share in each of our regions of operation. We plan to maintain our deposit share in the markets where we are leaders and grow our core deposits in the remainder of our markets using the strategies with which we have achieved success throughout our over 125-year operating history.

Asset Quality

Like many financial institutions, our operations have been negatively impacted by the recent economic downturn, especially the ongoing weakness in the residential sector, resulting in our carrying an elevated level of non-performing assets. However, we have begun to see some stability and improvement in most of our markets. Total non-performing loans were $69.8 million, or 6.7% of total loans, in the first quarter of 2010 compared with $70.2 million, or 6.4% of total loans, in the fourth quarter of 2009. The aggregate level of both non-performing loans and classified assets was down slightly from the fourth quarter of 2009. This was the first quarter in over two years that we experienced a decline in classified assets, and we believe this highlights the progress we have made in stabilizing our loan portfolio and the improving health of the economy in our markets.

In addition, we remain very proactive in managing our non-performing assets and aggressively recognizing losses. Since the beginning of 2008 through the first quarter of 2010, we have recognized net charge-offs of $82.1 million or 2.24% of average loans during this period. At the same time, we have built our level of reserves to total loans to 4.05% through increased provisioning. We believe our willingness to aggressively charge-off problem loans to date and our substantial reserve build has placed us ahead of our peers in terms of recognizing embedded losses in our portfolio through this economic cycle.

In mid-2008, we established a moratorium on residential construction and development lending. As a result, as of March 31, 2010, we have reduced our exposure in total construction and development loans by more than $289 million, or 65%, from March 31, 2008.

Recent Developments

Consent Order imposed by Office of the Comptroller of the Currency

On May 19, 2010, the board of directors executed a stipulation and consent to the issuance of a consent order by the Office of the Comptroller of the Currency (the “OCC”), and the OCC has issued a consent order effective as of such date. Such consent order requires the Bank to meet and maintain a minimum Tier 1 leverage ratio of 9% and a minimum total risk-based capital ratio of 12%. After successfully completing this offering, we would have exceeded the required capital ratios as of March 31, 2010. These capital ratios are higher than the typical regulatory capital ratios required to meet “well-capitalized” standards. As a result of the consent order, however, the Bank is not deemed to be “well capitalized” under the applicable regulations while the consent order is in place, even if the Bank satisfies the capital ratios described above. The Bank continues to be deemed to be in “troubled condition,” as has been the case since the Bank entered into the earlier formal agreement with the OCC. The consent order includes other operational and supervisory provisions which the Company believes it will be able to satisfy, including taking certain actions and implementing certain action plans with respect to, among other things, a compliance committee, capital adequacy, strategic planning and capital planning, management competence and effectiveness, loan portfolio management, credit and collateral exceptions, loan review, the allowance for loan and lease losses, criticized assets, credit concentration risk management, liquidity risk management, internal audit, and correcting alleged legal violations identified in examination reports. Moreover, if the Bank is deemed by the OCC to have not satisfied the requirements of such consent order, it may be subject to further regulatory action, including a requirement to prepare a plan to sell or merge the Bank. The consent order terminates the earlier formal agreement entered into with the OCC on April 17, 2009. For more information regarding the risks associated with the possible consent order, please see “Risk Factors.” Also, please see the consent order filed as an exhibit to the registration statement, of which this prospectus is a part.

Increase in Authorized Shares

Our board of directors has approved an amendment of our Restated Articles of Incorporation that increases the number of authorized shares of common stock from 50,000,000 to 140,000,000. This amendment of our Restated Articles of Incorporation is subject to the approval of our shareholders of record on April 12, 2010 and will be voted on at our annual meeting of shareholders on May 25, 2010.

Corporate Information

Our principal executive offices are located at 301 East Main Street, Starkville, Mississippi 39759, and our telephone number is (662) 323-1341. We maintain a website at http://www.cadencebanking.com. Information on the website is not incorporated by reference and is not part of this prospectus.

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page 9 of this prospectus and in the “Risk Factors” section included in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on From 10-Q for the quarter ended March 31, 2010, as well as other information included or incorporated by reference into this prospectus, including our financial statements and the notes thereto, before making an investment decision.

THE OFFERING

The following summary contains basic information about this offering and our common stock and is not intended to be a complete discussion of this offering or our common stock. It does not contain all the information that is important to you. For a more complete understanding of our common stock, please refer to the section of this prospectus entitled “Description of Capital Stock.”

Issuer	Cadence Financial Corporation

Common Stock offered	shares of common stock ( shares of common stock if the underwriter exercises its over-allotment option in full).

Common Stock outstanding after this offering(1)	shares of common stock ( shares of common stock if the underwriter exercises its over-allotment option in full).

Net proceeds	The net proceeds of this offering to us will be approximately $ million (after deducting underwriting discounts and commissions and the offering expenses payable by us) based on the public offering price for the common stock of $ per share on , 2010. The amount of net proceeds will be higher if the underwriter exercises its over-allotment option.

Use of proceeds	We expect to use substantially all of the net proceeds of this offering to fund the Bank and for general corporate purposes. The net proceeds of this offering that we contribute to the Bank will qualify as Tier 1 capital at the Bank for regulatory purposes. For a more complete description, see “Use of Proceeds.”

Dividends	On May 5, 2009, our board of directors voted to suspend paying cash dividends until further notice. Furthermore, our ability to pay dividends is restricted by the consent order, banking policies and regulations and our participation in the TARP Capital Purchase Program (the “CPP”). We cannot give you any assurance when we will resume paying dividends or regarding the amount of any potential future dividends.

Market and trading symbol	Our common stock is traded on The NASDAQ Global Select Market under the symbol “CADE.”

Settlement Date	Delivery of the shares of our common stock sold in this offering will be made against payment therefore on or about , 2010.

(1)

The number of shares of common stock outstanding immediately after this offering is based on 11,911,564 shares of common stock and 44,000 shares of Series A preferred stock outstanding as of May     , 2010.

Unless expressly stated or the context otherwise requires, all information in this prospectus excludes shares issuable pursuant to the exercise of the underwriter’s over-allotment option. For more information regarding the over-allotment option, see “Underwriting.”

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table provides summary selected historical consolidated financial data for us for the periods and as of the dates indicated. Except for the data under “Selected Financial Ratios,” “Selected Performance Ratios,” “Asset Quality Ratios” and “Capital Ratios,” the summary historical consolidated financial data for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, and the selected financial data as of December 31, 2009 and December 31, 2008, are derived from our audited consolidated financial statements which are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference in this prospectus. The summary historical consolidated financial data for the years ended December 31, 2006 and December 31, 2005, and the selected financial data as of December 31, 2007, December 31, 2006 and December 31, 2005, are derived from audited consolidated financial statements that are not incorporated by reference in this prospectus.

The summary historical consolidated financial data as of March 31, 2010 and for the three months ended March 31, 2010 and March 31, 2009 are derived from our unaudited interim consolidated financial statements, which are included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, which is incorporated by reference in this prospectus. The summary historical consolidated financial data as of March 31, 2009 are derived from unaudited interim consolidated financial statements that are not included or incorporated by reference in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The financial information presented in the table below is not necessarily indicative of our financial condition, results of operations or cash flows of any other period.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(unaudited)
	(Dollars in thousands, except ratios and per share data)
Summary of Operations:
Total interest income	$17,541	$21,673	$80,479	$102,723	$121,952	$96,834	$73,092
Total interest expense	7,293	9,353	35,047	47,330	64,845	46,512	27,970
Net interest income	10,248	12,320	45,432	55,393	57,107	50,322	45,122
Provision for loan losses	1,621	32,761	79,328	28,599	8,130	1,656	2,128
Net interest (loss) income after provision for loan losses	8,627	(20,441)	(33,896)	26,794	48,977	48,666	42,994
Securities gains (losses), net	(13)	63	3,173	385	(17)	66	159
Total other income	3,477	4,501	20,703	17,962	12,485	15,561	15,380
Noninterest expense	14,214	80,174	126,928	53,841	49,721	45,820	40,970
(Loss) income before income tax	(2,110)	(96,114)	(140,121)	(9,085)	11,741	18,407	17,404
Income tax (benefit) expense	(896)	(12,088)	(30,130)	(5,303)	2,458	4,719	4,176
Net (loss) income from continuing operations	(1,214)	(84,026)	(109,991)	(3,782)	9,283	13,688	13,228
Per Share Data:
Net (loss) income from continuing operations—basic	$(0.10)	$(7.05)	$(9.23)	$(0.32)	$0.78	$1.33	$1.62
Net (loss) income from continuing operations—diluted	(0.10)	(7.05)	(9.23)	(0.32)	0.78	1.33	1.62
Net (loss) income per share applicable to common shareholders—basic	(0.16)	(7.09)	(9.42)	(0.28)	0.82	1.37	1.68
Net (loss) income per share applicable to common shareholders—diluted	(0.16)	(7.09)	(9.42)	(0.28)	0.82	1.37	1.68
Dividends	—	0.05	0.05	0.60	1.00	1.00	0.98
Book value per common share	6.44	8.75	6.52	15.57	16.33	16.09	12.17
Tangible book value per common share	6.33	8.60	6.40	9.80	10.47	10.09	8.04

	As of and for the Three Months Ended March 31,				As of and for the Year Ended December 31,
	2010		2009		2009		2008		2007	2006	2005
	(unaudited)
	(Dollars in thousands, except for ratios)
Financial Condition Data:
Total assets(1)	$1,890,006		$2,074,926		$1,844,455		$1,979,269		$1,984,155	$1,899,948	$1,446,117
Net loans	1,004,273		1,253,961		1,048,055		1,307,599		1,322,921	1,210,710	851,332
Total deposits	1,543,654		1,602,032		1,499,810		1,461,159		1,425,566	1,460,523	1,121,684
Long-term obligations(2)	115,928		200,193		115,928		181,431		94,284	110,832	126,779
Total shareholders’ equity	118,872		146,073		119,754		185,565		194,370	191,265	116,984
Tangible shareholders’ equity	117,620		144,252		118,370		116,716		124,632	119,923	77,330
Selected Financial Ratios:
Net interest margin(3)	2.41%		2.64%		2.49%		3.07%		3.28%	3.46%	3.55%
Selected Performance Ratios:
Return on average assets	N/A	(4)%	N/A	(4)%	N/A	(4)%	N/A	(4)%	0.50%	0.90%	1.00%
Return on average equity	N/A	(4)	N/A	(4)	N/A	(4)	N/A	(4)	5.10	9.00	11.80
Return on average tangible equity	N/A	(4)	N/A	(4)	N/A	(4)	N/A	(4)	8.10	13.30	18.00
Dividend payout ratio	—		—		—		—		122.00	73.00	58.30
Average equity to average asset ratio	6.39		8.18		7.27		9.60		9.90	9.60	8.20
Efficiency ratio(5)	103.56		476.63		191.92		73.40		71.45	69.55	67.72
Asset Quality Ratios(6):
Ratio of nonperforming assets to total assets	5.53%		3.05%		5.66%		2.54%		1.00%	0.38%	0.53%
Ratio of nonperforming loans to total loans	6.67		3.41		6.43		2.38		0.68	0.22	0.30
Ratio of allowance for loan losses to nonperforming loans	60.65		88.47		61.87		65.51		163.36	447.88	356.24
Ratio of allowance for loan losses to total loans	4.05		3.02		3.98		1.56		1.12	1.00	1.08
Capital Ratios(7)(8):
Tier 1 leverage ratio	5.94%		8.39%		6.33%		7.70%		8.00%	9.20%	8.70%
Tier 1 risk-based capital	9.87		12.26		9.64		10.10		10.20	11.70	12.50
Total risk-based capital	11.16		13.52		10.92		11.40		11.20	12.50	13.40

(1)	We recognized a $66.5 million impairment loss on goodwill for the first quarter of 2009, eliminating all goodwill from our balance sheet.
(2)

Long-term obligations are defined as those obligations with maturities in excess of one year. Our long-term obligations consist of certain term repurchase agreements (included in the “Federal funds purchased and securities sold under agreements to repurchase” on our consolidated balance sheets), subordinated debentures, and certain FHLB borrowings (included in the “Other borrowed funds” on our consolidated balance sheets).

(3)	Net interest margin is net interest income divided by average earning assets.
(4)	These percentages are negative and therefore not meaningful.
(5)	Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income (excluding taxes and the provision for loan losses).
(6)	Nonperforming loans include loans 90 or more days past due, nonaccrual loans and restructured loans.
(7)	Tier 1 leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.

(8)	The following are the capital ratios of the Bank:

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Tier 1 leverage ratio(7)(8)	5.59%	7.18%	5.97%	7.04%	7.37%	8.07%	8.28%
Tier 1 risk-based capital	9.19	10.54	8.91	9.30	9.34	10.15	11.91
Total risk-based capital	10.47	11.71	10.19	10.42	10.22	10.94	12.73

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Some of the financial data included in our summary consolidated financial data are not measures of financial performance recognized by generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures are “tangible book value per share,” “tangible shareholders’ equity,” and “return on average tangible equity.” Our management uses these non-GAAP measures in its analysis of our performance.

•

“Tangible book value per share” is defined as total equity reduced by recorded goodwill and other intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible assets of a company. For companies such as ours that have engaged in business combinations, purchase accounting can result in the recording of significant amounts of goodwill related to those transactions.

•	“Tangible shareholders’ equity” is shareholders’ equity less goodwill and other intangible assets.

•	“Return on average tangible equity” is defined as annualized net income for the period divided by average equity reduced by average goodwill and other intangible assets.

We use these non-GAAP financial measures because we believe they are useful for evaluating our financial condition, operations and performance over periods of time, as well as managing and evaluating our business and in discussions about our operations and performance. We also believe these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial condition, financial results and credit trends, as well as comparison to financial results for prior periods.

You should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP performance measures that other companies use. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures:

	As of March 31,				As of December 31,
	2010		2009		2009		2008		2007	2006	2005
Book value per common share	$6.44		$8.75		$6.52		$15.57		$16.33	$16.09	$12.16
Effect of intangible assets per share	(0.11)		(0.15)		(0.12)		(5.77)		(5.86)	(6.00)	(4.12)
Tangible book value per share	6.33		8.60		6.40		9.80		10.47	10.09	8.04
Return on average equity	N/A	(1)%	N/A	(1)%	N/A	(1)%	N/A	(1)%	5.1%	9.0%	11.8%
Effect of intangible assets	N/A	(1)	N/A	(1)	N/A	(1)	N/A	(1)	3.0	4.3	6.2
Return on average tangible equity	N/A	(1)	N/A	(1)	N/A	(1)	N/A	(1)	8.1	13.3	18.0

(1)	These percentages are negative and therefore not meaningful.

RISK FACTORS

There are many risks and uncertainties related to our business and operations and an investment in shares of our common stock. Before making an investment decision, you should read carefully and consider the risk factors below relating to this offering. You should carefully consider the risks and uncertainties described below together with all other information contained or incorporated by reference in this prospectus, including our financial statements and the related notes, the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2009, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and the risks we have highlighted in other sections of this prospectus. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial also may adversely affect our business, financial condition and operations. Any of the following risks could negatively affect our business, financial condition and results of operations. The risks discussed below also include forward-looking statements, and actual results may differ substantially from those discussed. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

The current economic environment poses significant challenges for us and our industry and could adversely affect our financial condition and results of operations.

We are operating in a challenging and uncertain economic environment, including generally uncertain national and local conditions. Financial institutions like us continue to be affected by declines in the real estate market and constrained financial markets. Declines in the housing market beginning in 2008 through 2010, including falling home prices and increasing delinquencies, foreclosures and unemployment, have resulted in significant write-downs of asset values by many financial institutions, including us. Continued concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their clients and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of client confidence, increased market volatility and widespread reduction in general business activity. Many financial institutions have experienced decreased access to deposits and borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition and results of operations. For example, a deepening national economic recession or further deterioration in local economic conditions in the Southeastern United States could cause losses that exceed our allowance for loan losses. We cannot predict when economic conditions are likely to improve. We may also face additional risks in connection with the current economic environment, including the following:

•

Economic conditions that negatively affect housing prices and the job market have caused, and may continue to cause, the credit quality of our loan portfolios to deteriorate, and that deterioration in credit quality has had, and could continue to have, a negative effect on our business.

•	Market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates on loans and other credit facilities.

•	The processes we use to estimate our allowance for loan losses and reserves may no longer be reliable because market conditions can change rapidly.

•	The value of our securities portfolio may decline.

•	We face increased regulation of our industry, and compliance with that regulation has increased our costs and increased compliance challenges and may continue to do so.

As these conditions or similar ones continue to exist or worsen, we could experience continuing or increased adverse effects on our financial condition and results of operations.

We are heavily regulated, and that regulation could limit or restrict our activities and adversely affect our earnings.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various federal and state agencies, including the OCC, the Board of Governors of the Federal Reserve, the Federal Deposit Insurance Corporation (the “FDIC”), and to a limited degree, the regulators in the states in which our branches are located. Our compliance with these regulations is costly and may restrict some of our activities, including payment of dividends (which are restricted, as discussed below), mergers and acquisitions, investments, loans and interest rates and locations of offices. As further discussed below, we are also subject to capitalization guidelines established by our regulators, which require us to maintain certain levels of capital to support our business.

In light of current conditions in the global financial markets and the global economy, regulators have increased their focus on the regulation of the financial services industry. New legislative proposals continue to be introduced in the U.S. Congress that could substantially increase regulation of the financial services industry and impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including with respect to compensation, interest rates and the effect of bankruptcy proceedings on consumer real property mortgages. Further, federal and state regulatory agencies may adopt changes to their regulations and/or change the manner in which existing regulations are applied. We cannot predict the substance or effect of pending or future legislation or regulation or the application of laws and regulation to us. Compliance with current and potential regulation and scrutiny may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and limit our ability to pursue business opportunities in an efficient manner by requiring us to expend significant time, effort and resources to ensure compliance. Additionally, evolving regulations concerning executive compensation may impose limitations on us that affect our ability to compete successfully for executive and management talent.

The Obama Administration issued a white paper, “Financial Regulatory Reform—A New Foundation: Rebuilding Financial Supervision and Regulation,” that provides recommendations for overhauling the nation’s financial regulatory system in the wake of the global financial crisis. The plan urged Congress and regulators to adopt sweeping changes to financial sector regulation and oversight, dramatically increasing the federal government’s role in nearly every aspect of the financial markets. The House of Representatives passed legislation in December 2009 that is largely modeled on the administration’s white paper. The Senate currently is debating similar but not identical legislation. Leaders of both political parties have indicated a desire to complete legislation shortly. If the currently proposed or similar legislation is adopted, it may result in additional restrictions, oversight or costs that may have an adverse effect on our business, results of operations or the price of our common stock.

In addition, given the current economic and financial environment, our regulators may elect to alter standards or the interpretation of the standards used to measure regulatory compliance or to determine the adequacy of liquidity, certain risk management or other operational practices for financial services companies in a manner that impacts our ability to implement our strategy and could affect us in substantial and unpredictable ways and could have an adverse effect on our business, financial condition and results of operations. Furthermore, the regulatory agencies have extremely broad discretion in their interpretation of the regulations and laws and their interpretation of the quality of our loan portfolio, securities portfolio and other assets. If any regulatory agency’s assessment of the quality of our assets differs from our assessment, we may be required to take additional charges that would have the effect of materially reducing our earnings, capital ratios and stock price.

The consent order with the OCC requires us to take certain actions that could restrict our operations and may restrict our ability to leverage our capital into earnings.

On May 19, 2010, the board of directors executed a stipulation and consent to the issuance of a consent order by the OCC, and the OCC issued a consent order effective as of such date . Such consent order requires the

Bank to meet and maintain a minimum Tier 1 leverage ratio of 9% and a minimum total risk-based capital ratio of 12%. As a result of the consent order, the Bank is not deemed to be “well capitalized” under the applicable regulations as long as the consent order is in place. Because the Bank also is deemed to be in “troubled condition”, the Bank is required to obtain OCC or FDIC approval before making severance payments to departing executives, adding new directors or senior officers and making any change in responsibilities of any current senior executive officer who is proposing to assume a different senior officer position. Additionally, the Bank is required to seek FDIC approval before it can accept, renew or roll over brokered deposits or pay a dividend and it will not be eligible for expedited processing of certain applications. The Bank’s regulators have considerable discretion in whether to grant required approvals, and we may not be able to obtain approvals if requested. The consent order also includes other operational and supervisory provisions. The consent order requires us to take certain actions and to implement certain action plans with respect to, among other things, a compliance committee, capital adequacy, strategic planning and capital planning, management competence and effectiveness, loan portfolio management, credit and collateral exceptions, loan review, the allowance for loan and lease losses, criticized assets, credit concentration risk management, liquidity risk management, internal audit, and the correction of alleged legal violations identified in examination reports.

The minimum capital ratios for the Bank under the consent order may restrict our ability to leverage our capital into earnings. Additionally, if the Bank fails to comply with the requirements of such consent order, it may be subject to further regulatory action, including a requirement to prepare a plan to sell or merge the Bank. Moreover, the imposition of the consent order with the OCC could cause reputational damage to the Bank and could result in a loss of deposits, thereby reducing liquidity and reducing our ability to leverage our capital into earnings. The OCC also has broad authority to take additional actions against the Bank, including assessing civil fines and penalties, issuing additional consent or cease and desist orders, removing officers and directors, and appointing the FDIC to take control of the Bank.

We are required to maintain higher capital levels than many other banks and our failure to comply with these higher capital ratios could lead to the OCC taking additional actions against the Bank.

The consent order requires the Bank to meet and maintain a minimum Tier 1 leverage ratio of 9% and a minimum total risk-based capital ratio of 12%. After successfully completing this offering, we would have exceeded the required capital ratios as of March 31, 2010. If we do not maintain these required minimum capital ratios, the OCC has broad authority to take additional actions against the Bank, including assessing civil fines and penalties, issuing additional consent or cease and desist orders, removing officers and directors and appointing the FDIC to take control of the Bank.

Our loan portfolio is highly concentrated in commercial real estate in certain geographic areas.

Commercial real estate and farm loans totaled $590.8 million as of March 31, 2010. Additionally, construction and development loans totaled $156.4 million as of March 31, 2010. As of March 31, 2010, approximately 73.5% of our loans had real estate as a primary or secondary component of collateral. Our construction and development loan portfolio includes residential and non-residential construction and development loans. Our residential construction and development portfolio consists mainly of loans for the construction, development, and improvement of residential lots, homes, and subdivisions. Our non-residential construction and development portfolio consists mainly of loans for the construction and development of office buildings, hotels, and other non-residential commercial properties. Our commercial real estate and farm loan portfolio consists primarily of loans secured by office buildings, retail centers, warehouses, farm land and other commercial properties located primarily in our Mississippi, Memphis, Florida, Tuscaloosa and Nashville market areas.

Commercial real estate loans are typically larger than residential real estate loans and consumer loans and depend on sales, in the case of construction and development loans, and cash flows, in the case of other commercial real estate loans, from the property to service the debt. Sales and cash flows have been and may continue to be affected significantly by general economic conditions, and a further deterioration in the markets where our collateral is located could increase the likelihood of default. Because our loan portfolio contains a significant number of commercial real estate loans with relatively large balances, the deterioration of a few of these loans has caused and could continue to cause a significant percentage increase in our non-performing loan balances. The concentration of residential construction and development in our commercial real estate loan portfolio is a contributing factor that led to our entry into a consent order with the OCC. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations. Additionally, the consent order requires us to implement additional policies and procedures with respect to our commercial real estate loan portfolio that could result in additional costs to us or restrict our business in a manner that could have a material adverse effect on our results of operations.

Our allowance for loan losses may not be adequate to cover actual losses.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease. Management maintains an allowance for loan losses based upon, among other things:

•	historical experience;

•	an evaluation of local, regional and national economic conditions;

•	regular reviews of delinquencies and loan portfolio quality;

•	collateral evaluations;

•	current trends regarding the volume and severity of past due and problem loans;

•	the existence and effect of concentrations of credit;

•	results of regulatory examinations; and

•	from time to time, the advice of consultants.

Based on those factors, management makes various assumptions and judgments about the ultimate collectibility of the respective loan portfolios. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires management to make significant estimates of current credit risks and future trends, all of which may undergo material changes. In addition, the consent order requires our board of directors to review our allowance for loan losses at least quarterly and the OCC periodically reviews our allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs. The OCC judgments may differ from those of our management and they may require us to increase our allowance for our loan losses. The amount of future loan losses is susceptible to changes in economic, operating and other conditions, which may be beyond our control, including changes in interest rates, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. While we believe that the allowance for loan losses is adequate to cover current losses, we cannot provide assurances that we will not need to increase our allowance for loan losses or that regulators will not require an increase in our allowance. Either of these occurrences could materially and adversely affect our financial condition and results of operations.

We have incurred significant losses and may incur additional losses.

We incurred a net loss of $1.9 million, or $0.16 per share, for the quarter ended March 31, 2010, and a net loss of $112.2 million, or $9.42 per share, for the year ended December 31, 2009. These losses, excluding the impact of the impairment loss on goodwill of $66.5 million in 2009, have resulted primarily from losses in our loan portfolio and we may suffer additional losses in the future.

Our continued participation in the Capital Purchase Program may adversely affect our ability to retain customers, attract investors, compete for new business opportunities and retain high performing employees.

Several financial institutions which participated in the CPP, received approval from the U.S. Department of the Treasury (the “U.S. Treasury”) to exit the program during the second half of 2009. These institutions have, or are in the process of, repurchasing the preferred stock and repurchasing or auctioning the warrant issued to the U.S. Treasury as part of the CPP. We have not requested approval to repurchase the preferred stock and warrant from the U.S. Treasury. In order to repurchase one or both securities, in whole or in part, we must establish that we have satisfied all of the conditions to repurchase, and there can be no assurance that we will be able to repurchase these securities from the U.S. Treasury.

Our customers, employees, counterparties in our current and future business relationships, and the media may draw negative implications regarding our strength as a financial institution based on our continued participation in the CPP following the exit of one or more of our competitors or other financial institutions. Any such negative perceptions may impair our ability to effectively compete with other financial institutions for business. In addition, because we have not repurchased the U.S. Treasury’s CPP investment, we remain subject to the restrictions on incentive compensation contained in the American Recovery and Reinvestment Act of 2009 (the “ARRA”). Financial institutions which have repurchased the U.S. Treasury’s CPP investment are relieved of the restrictions imposed by the ARRA and its implementing regulations. Due to these restrictions, we may not be able to successfully compete with financial institutions that have repurchased the U.S. Treasury’s investment to retain and attract high performing employees. If this were to occur, our business, financial condition and results of operations may be adversely affected, perhaps materially.

Further deterioration of local economic conditions where we operate could have a continuing negative effect on us.

Our success depends significantly on the general economic conditions of the geographic markets we serve in the states of Alabama, Florida, Georgia, Mississippi and Tennessee. The local economic conditions in these areas have a significant impact on our commercial, real estate and construction loans, the ability of borrowers to repay these loans, and the value of the collateral securing these loans. As a consequence of the difficult economic environment, we experienced losses, resulting primarily from significant provisions for loan losses. There can be no assurance that the economic conditions that have adversely affected the financial services industry, and the capital, credit and real estate markets generally, will improve in the near term, in which case we could continue to experience losses and write-downs of assets, and could face capital and liquidity constraints or other business challenges. Adverse changes in, and further deterioration of, the economic conditions of the Southeastern United States in general or any one or more of our local markets could negatively affect our financial condition, results of operations and our profitability. A continuing deterioration in economic conditions could result in the following consequences, any of which could have a material adverse effect on our business:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for our products and services may decline; and

•	collateral for loans we make, especially real estate, may decline in value, in turn reducing a client’s borrowing power, and reducing the value of assets and collateral associated with our loans.

Liquidity needs could adversely affect our results of operations and financial condition.

The Bank’s primary sources of funds are client deposits, maturing or called securities and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors outside of our control, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including interest rates paid by competitors, general interest rate levels, returns available to clients on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Those sources include federal funds lines of credit from correspondent banks and, under certain circumstances, borrowing from the Federal Reserve’s discount window. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if regulatory restrictions should limit their availability. We may be required to slow or discontinue capital expenditures or other investments or liquidate assets should those sources not be adequate.

The financial services industry faces substantial litigation and legal liability risks.

We have been named, from time to time, as a defendant in various legal actions, including arbitrations and other litigation arising in connection with our activities. Threatened legal actions could include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. We are also subject to risk from potential employee misconduct, including non-compliance with policies and improper use or disclosure of confidential information. Any substantial legal liability resulting from litigation could materially and adversely affect our business, financial condition or results of operations.

Emergency measures designed to stabilize the U.S. banking system are beginning to wind-down.

Since mid-2008, a host of legislation and regulatory actions have been implemented in response to the financial crisis and the recession. Some of the programs are beginning to expire and the impact of the wind-down of these programs on the financial sector, including our counterparties, and on the economic recovery is unknown.

•

TARP, established pursuant to the EESA legislation, was scheduled to expire on December 31, 2009; however, the U.S. Treasury has announced that it will be extended until October 31, 2010. TARP includes the CPP, pursuant to which the U.S. Treasury is authorized to purchase senior preferred stock and warrants to purchase common stock of participating financial institutions. Also under TARP, the U.S. Treasury has the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments, from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. Recent indications from the U.S. Treasury are that TARP funds may be used to stimulate small business lending and to support mortgage loan modification efforts.

•	The U.S. Treasury guarantee on money market mutual funds established on September 19, 2008, expired on September 18, 2009, and the U.S. Treasury did not extend the program.

•

On September 9, 2009, the FDIC issued a notice of proposed rulemaking requesting comments on whether a temporary emergency facility should be left in place following the expiration on October 31, 2009 of the Temporary Liquidity Guarantee Program (the TLG Program), which guaranteed certain senior unsecured debt of banks and certain holding companies. The Transaction Account Guarantee portion of the program, which guarantees noninterest bearing bank transaction accounts on an unlimited basis, is scheduled to continue until December 31, 2011.

•

Since 2008, the Federal Reserve has purchased several billion dollars of mortgage-related assets in order to support the mortgage lending industry during the financial crisis. The Federal Reserve is beginning to reduce its balance sheet as the financial crisis appears to abate, with the result that the supply of mortgage related assets on the market may increase substantially.

•

As part of its response to the financial crisis, the Federal Reserve has maintained interest rates at historically low levels. The chairman of the Federal Reserve has indicated that rates will remain low at least for several months in 2010, but an increase in rates could occur in the coming year.

In addition, a stall in the economic recovery or a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.

Changes in monetary policy and interest rates could adversely affect our profitability.

Our results of operations are affected by decisions of monetary authorities, particularly the Federal Reserve. Our profitability depends to a significant extent on our net interest income. Net interest income is the difference between income generated from interest-earning assets and interest expense on funding those assets. Our net interest income has declined in recent periods due to a decline in interest rates. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory agencies. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but those changes could also affect our ability to originate loans and obtain deposits, and the average duration of our mortgage-backed securities portfolio.

Our net interest income will be adversely affected if market interest rates change such that the interest we pay on deposits and borrowings increases faster than the interest earned on loans and investments. Changes in interest rates could also adversely affect the income of some of our noninterest income sources. For example, if mortgage interest rates increase, the demand for residential mortgage loans will likely decrease, which will have an adverse effect on our mortgage loan fee income. Declines in security values could further reduce our trust and investment income.

In light of changing conditions in the national economy and in the financial markets, particularly the uncertain economic environment, the continuing threat of terrorist acts and the current military operations in the Middle East, we cannot predict possible future changes in interest rates, which may negatively affect our deposit levels, our loan demand and our business and earnings. Furthermore, the actions of the United States and other governments in response to ongoing economic crisis may result in currency fluctuations, exchange controls, market disruption and other adverse effects.

Non-performing assets take significant time to resolve and adversely affect our results of operations and financial condition.

Non-performing assets adversely affect our net earnings in various ways. Although we believe the economy has stabilized and begun improving in some respects, we expect to continue to incur provisions for loan losses relating to non-performing loans. We generally do not record interest income on non-performing loans or other real estate owned, thereby adversely affecting our earnings, and increasing our loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of non-performing assets increases our risk profile and may impact the capital levels our regulators believe are appropriate in light of the ensuing risk profile. While we reduce problem assets through loan sales, workouts, restructurings and otherwise, decreases in the value of the underlying collateral, or in these borrowers’ performance or financial condition, whether or not due to economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition. In addition, the resolution of non-performing assets requires significant commitments of time from management and our directors, which can be detrimental to the performance of their other responsibilities. There can be no assurance that we will not experience future increases in non-performing assets.

We face regulatory risks related to our commercial real estate loan concentrations.

Commercial real estate is cyclical and poses risks of possible loss due to concentration levels and similar risks of the asset class. The consent order requires us to implement improved underwriting, internal controls, risk management policies and portfolio stress testing. Regulators may also require higher levels of provisions for possible loan losses and capital levels as a result of our commercial real estate lending concentration and exposures. In addition, much recent media and regulatory attention has been based on the further deterioration of commercial real estate loans held by banks experienced in recent months, and we face the risk that our commercial real estate loan portfolio may continue to experience significant losses going forward.

Changes in accounting policies and practices, as may be adopted by the regulatory agencies, the Financial Accounting Standards Board, or other authoritative bodies, could materially impact our financial statements.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, the regulatory agencies, the Financial Accounting Standards Board, and other authoritative bodies change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations.

Our financial condition and outlook may be adversely affected by damage to our reputation.

Our financial condition and outlook is highly dependent upon perceptions of our business practices and reputation. Our ability to attract and retain customers and employees could be adversely affected to the extent our reputation is damaged. Negative public opinion could result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance, regulatory compliance, mergers and acquisitions, disclosure, sharing or inadequate protection of customer information and from actions taken by government regulators and community organizations in response to that conduct. Damage to our reputation could give rise to legal risks, which, in turn, could increase the size and number of litigation claims and damages asserted or subject us to enforcement actions, fines and penalties and cause us to incur related costs and expenses. Additionally, reputational damage could result in a loss of deposits, thereby reducing liquidity and reducing our ability to leverage our capital into earning.

The failures of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and potential failures of other financial institutions. Financial institutions are interrelated as a result of trading, clearing, counterparty and other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with a variety of counterparties in the financial services industry. As a result, defaults by, or even rumors or concerns about, one or more financial institutions with whom we do business, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. Our credit risk may be exacerbated when the collateral we hold cannot be sold at prices that are sufficient for us to recover the full amount of our exposure. In addition, failures of other financial institutions, and in particular, the failure of community banks, could damage our reputation and credibility. Any such losses or damage to our reputation could materially and adversely affect our financial condition and results of operations.

Diminished access to alternative sources of liquidity could adversely affect our net income, net interest margin and our overall liquidity.

We have historically had access to a number of alternative sources of liquidity, but given the dramatic downturn in the credit and liquidity markets, there is no assurance that we will be able to obtain such liquidity on terms that are favorable to us, or at all. For example, the cost of out-of-market deposits could exceed the cost of deposits of similar maturity in our local market area, making them unattractive sources of funding; financial institutions may be unwilling to extend credit to banks because of concerns about the banking industry and the economy generally; and, given recent downturns in the economy, there may not be a viable market for raising equity capital. If our access to these sources of liquidity is diminished, or only available on unfavorable terms, then our net interest margin and our overall liquidity likely could be adversely affected. In addition, under the consent order we must obtain a waiver from the FDIC prior to accepting, renewing or rolling over brokered deposits.

We may be required to pay significantly higher FDIC premiums in the future.

Recent insured institution failures, as well as deterioration in banking and economic conditions, have significantly increased the loss provisions of the FDIC, resulting in a decline in the designated reserve ratio to historical lows. The FDIC expects a higher rate of insured institution failures in the next few years compared to recent years. Additionally, the Emergency Economic Stabilization Act temporarily increased the limit on FDIC coverage to $250,000 through December 13, 2010. The FDIC may raise the premiums even higher in the future. Therefore, the reserve ratio may continue to decline, and there may be additional increases in FDIC premiums. In 2009, the Bank (together with all other insured depository institutions) was required to pre-pay three years’ worth of insurance premiums.

We are a bank holding company and depend on our subsidiaries for dividends, distributions and other payments.

The Company is a legal entity separate and apart from the Bank, and we must provide for our own liquidity. Substantially all of our revenues are obtained from dividends declared and paid by the Bank. The Bank’s ability to declare and pay dividends is limited by the consent order. The consent order provides that the Bank may not pay a dividend or make a capital distribution unless it is approved by the OCC and the Bank is in compliance with its capital plan. The Federal Reserve has issued policy statements generally requiring insured banks and bank holding companies to pay dividends only out of current operating earnings and we do not anticipate paying dividends on our common stock in the near future.

In addition, if any of the Company’s subsidiaries become insolvent, the direct creditors will have a prior and superior claim on its assets. The Company’s rights and the rights of the Company’s creditors will be subordinate to such direct creditors’ claims. Additionally, if the Bank becomes subject to federal conservatorship or receivership, the Company would probably suffer a complete loss of the value of our ownership interest in the Bank, and we subsequently may be exposed to significant claims by the FDIC and the OCC.

Our inability to hire or retain key professionals, management and staff could adversely affect our revenues and net income.

We rely on key personnel to manage and operate our business, including major revenue generating functions such as the loan and deposit portfolios. The ARRA has imposed significant limitations on executive compensation for recipients, like us, which may make it more difficult for us to retain and recruit key personnel. The loss of key staff may adversely affect our ability to maintain and manage these portfolios effectively, which could negatively affect our revenues. In addition, loss of key personnel could result in increased recruiting and hiring expenses, which could cause a decrease in our results of operations.

An interruption or breach in security with respect to our information systems, as well as information systems of our outsourced service providers, could have a material adverse effect on our financial condition and results of operations.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security with respect to our information systems, as well as information systems of our outsourced service providers, could damage our reputation, result in a loss of client business, subject us to additional regulatory scrutiny, or expose us to civil litigation, any of which could result in failures or disruptions in our client relationship management, general ledger, deposit, loan and other systems resulting in a material adverse effect on our financial condition and results of operations.

Hurricanes and other natural disasters may adversely affect loan portfolios and operations and increase the cost of doing business.

We operate and make loans in the state of Florida, which is viewed as a hurricane-prone area. Hurricanes destroy collateral and the service businesses that support the area, and may affect the demand for houses and services in a hurricane-prone area. Our results could be adversely affected if we suffered higher than expected losses on our loans due to weather events.

We have a significant deferred tax asset and cannot assure that it will be fully realized.

We had net deferred tax assets of $31.4 million as of March 31, 2010. As of March 31, 2010, we have a valuation allowance of $651 thousand established against our state deferred tax asset. This was established due to differences in the carryforward periods in state and federal tax laws. In evaluating the need for a valuation allowance, we estimated future taxable income based on management approved forecasts. This process required significant judgment by management about matters that are by nature uncertain. If future events differ significantly from our current forecasts, we may need to establish a valuation allowance, which would have a material adverse effect on our results of operations and financial condition at the Bank.

Our ability to use our net operating losses to offset our future taxable income may be severely limited under Section 382 of the Internal Revenue Code.

Section 382 of the Internal Revenue Code of 1986, as amended, generally limits the ability of a corporation that undergoes an “ownership change” to utilize its net operating loss carryforwards (“NOLs”) and certain other tax attributes against any taxable income in taxable periods after the ownership change. The amount of taxable income in each taxable year after the ownership change that may be offset by pre-change NOLs and certain other pre-change tax attributes is generally equal to the product of (a) the fair market value of the corporation’s outstanding stock immediately prior to the ownership change and (b) the long-term tax exempt rate (i.e., a rate of interest established by the Internal Revenue Service that fluctuates from month to month). In general, an “ownership change” occurs whenever the percentage of the stock of a corporation owned, directly or indirectly, by “5-percent stockholders” (within the meaning of Section 382 of the Internal Revenue Code) increases by more than 50 percentage points over the lowest percentage of the stock of such corporation owned, directly or indirectly, by such “5-percent stockholders” at any time over the preceding three years.

The offering of our common stock under this registration statement may result in an ownership change. Conservatively, potential investors should assume that we will be limited in the use of our NOL carryforwards to offset taxable income, which could result in a significant increase in our future tax liability and could negatively affect our financial condition and operations. Additionally, this could require us to establish a deferred tax asset valuation allowance, as discussed above.

Risks Related to Investing in Our Common Stock

The trading volume in our common stock has been low, and the sale of a substantial number of shares in the public market could depress the price of our stock and make it difficult for you to sell your shares.

Although our common stock is listed on The NASDAQ Global Select Market, it is thinly traded. Thinly traded stock can be more volatile than stocks trading at higher volumes. We cannot predict the trading volume of our common stock after this offering.

We cannot predict the effect of future sales of our common stock in the market, or the availability of shares of our common stock for sale in the market, on the market price of our common stock. Therefore, we cannot assure you that sales of substantial amounts of our common stock, or the potential for large amounts of market sales, would not cause the price of our common stock to decline. Following this offering, we expect to have

approximately             shares of common stock outstanding (or             shares of common stock outstanding if the underwriter exercises its over-allotment option in full) based upon 11,911,564 shares of common stock outstanding as of                     , 2010.

If our stock price of our common stock fluctuates after this offering, you could lose a significant part of your investment.

The market price of our common stock may be influenced by many factors, some of which are beyond our control, including those described above in “Risk Factors—Risks Related to Our Business” and the following:

•	general economic and stock market conditions;

•	actions taken by the regulators of the Company and the Bank;

•	risks related to our business and our industry, including those discussed above;

•	changes in conditions or trends in our industry, markets or clients;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	variations in our quarterly operating results and those of our competitors;

•	future sales of our common stock or other securities;

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives; and

•	continuing threats of terrorist acts.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the offering price or may not be able to resell them at all. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to operating performance.

The market price of our common stock may decline after this offering.

We are currently offering for sale              shares of our common stock (            shares of common stock if the underwriter exercises its over-allotment option in full). The possibility that substantial amounts of shares of our common stock may be sold in the public market may cause prevailing market prices for our common stock to decrease. Additionally, because stock prices generally fluctuate over time, there is no assurance that purchasers of common stock in the offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock.

The rights of holders of our common stock to receive liquidation payments and dividend payments are junior to our existing and future indebtedness, our Series A preferred stock and to any senior securities we may issue in the future, and our ability to declare dividends on the common stock is currently limited.

Shares of the common stock are equity interests in the Company and do not constitute indebtedness. As such, shares of the common stock will rank junior to all current and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. The Company may, and the Bank and our other subsidiaries may also, incur additional indebtedness from time to time and may increase our aggregate level of outstanding indebtedness.

Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of any holders of our Series A preferred stock then outstanding. Under the terms of the CPP, for so long as any Series A preferred stock issued under the CPP remains outstanding, we are prohibited from increasing dividends on our common stock, and from making some repurchases of equity securities, including our common stock, without the U.S. Treasury’s prior consent until the third anniversary of the U.S. Treasury’s investment or until the Series A preferred stock has been redeemed in whole or the U.S. Treasury has transferred all of the Series A preferred stock it purchased under the CPP to third parties. Furthermore, as long as the Series A preferred stock issued to the U.S. Treasury is outstanding, dividend payments and repurchases or redemptions relating to some equity securities, including our common stock, are prohibited until all accrued and unpaid dividends are paid on the Series A preferred stock, subject to limited exceptions.

In addition to the Series A preferred stock we issued to the U.S. Treasury, our board of directors is authorized to cause us to issue additional classes or series of preferred stock without any action on the part of the shareholders. If we issue preferred shares in the future that have a preference over our common stock with respect to the payment of dividends or upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of the common stock, then the rights of holders of our common stock or the market price of our common stock could be adversely affected.

The ability of the Company to pay dividends is also limited by regulatory restrictions and the need to maintain sufficient consolidated capital. In addition, the ability of the Bank to pay dividends to the Company is limited by the Bank’s obligations to maintain sufficient capital, by the consent order, which requires us to obtain prior regulatory approval, and by other general restrictions on dividends that are applicable to national banks regulated by the OCC.

Holders of our common stock are only entitled to receive the dividends that our board of directors may declare out of funds legally available for those payments. Although we have historically paid cash dividends on our common stock, we are not required to do so. On May 5, 2009, our board of directors voted to suspend paying cash dividends until further notice. We cannot assure you that we will resume paying dividends in the future. This could adversely affect the market price of our common stock. Also, as discussed above, we are a bank holding company and our ability to declare and pay dividends depends in part on federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends.

The preferred stock sold to the U. S. Treasury impacts net income (loss) available to our common shareholders, and the warrant may be dilutive to our common shareholders.

On January 9, 2009, we completed the sale of $44 million of Series A preferred stock to the U. S. Treasury under the CPP. These Series A preferred shares pay a cumulative annual dividend at a 5% rate for the first five years and will reset to a rate of 9% after five years if not redeemed by us prior to that time. In connection with the issuance of the Series A preferred shares, we also issued to the U. S. Treasury a warrant to purchase our common stock up to a maximum of 15% of the Series A preferred amount, or $6.6 million. Such capital has increased our equity. In addition, the dividends declared and the accretion of discount on the senior preferred shares reduces the net income available to our common shareholders and earnings per common share. The Series A preferred shares will also receive preferential treatment in the event of our liquidation, dissolution or winding up. Additionally, the ownership interest of our existing common shareholders will be diluted to the extent the warrant we issued to the U. S. Treasury is exercised.

We may not be permitted to repurchase the U. S. Treasury’s CPP investment if and when we request approval to do so.

While it is our plan to repurchase the securities sold to the U. S. Treasury, in whole or in part, as soon as is practicable, we must establish to our regulators’ satisfaction that we have satisfied all of the conditions to repurchase and must obtain the approval of the Federal Reserve and the U. S. Treasury. There can be no assurance that we will be able to repurchase the U. S. Treasury’s investment in our Series A preferred stock. In addition to limiting our ability to return capital to our shareholders, the U. S. Treasury’s investment could limit our ability to retain key executives and other key employees, and limit our ability to develop business opportunities.

If we are unable to repurchase the U. S. Treasury’s investment after five years, the cost of this capital will increase substantially.

If we are unable to redeem the Series A preferred shares sold to the U. S. Treasury prior to January 9, 2014, the cost of this capital will increase substantially on that date, from 5.0% per annum to 9.0% per annum. Depending on our financial condition at the time, this increase in the annual dividend rate on the senior preferred shares could have a material negative effect on our liquidity.

An entity holding as little as a 5% interest in our outstanding securities could, under certain circumstances, be subject to regulation as a “bank holding company.”

Any entity, including a “group” composed of natural persons, owning or controlling with the power to vote 25% or more of our outstanding securities, or 5% or more if the holder otherwise exercises a “controlling influence” over us, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956, as amended (the “BHC Act”). In addition, (a) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve under the BHC Act to acquire or retain 5% or more of our outstanding securities and (b) any person not otherwise defined as a company by the BHC Act and its implementing regulations may be required to obtain the approval of the Federal Reserve under the Change in Bank Control Act to acquire or retain 10% or more of our outstanding securities. Becoming a bank holding company imposes statutory and regulatory restrictions and obligations, such as providing managerial and financial strength for its bank subsidiaries. Regulation as a bank holding company could require the holder to divest all or a portion of the holder’s investment in our securities or those nonbanking investments that may be deemed impermissible or incompatible with bank holding company status, such as a material investment in a company unrelated to banking.

Anti-takeover provisions in our charter documents could discourage, delay or prevent a change of control of our company and diminish the value of our common stock.

Some of the provisions of our restated articles of incorporation, as amended, and amended and restated bylaws could make it difficult for our shareholders to change the composition of our board of directors, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that our shareholders may consider favorable. See “Description of Capital Stock.” These provisions include:

•	authorizing our board of directors to issue preferred shares without shareholder approval;

•	prohibiting cumulative voting in the election of directors; and

•	requiring the approval of 75% of our shareholders to approve any merger or sale of assets not recommended by the board of directors of the Company.

These anti-takeover provisions could impede the ability of our common shareholders to benefit from a change of control and, as a result, could have a material adverse effect on the market price of our common stock and your ability to realize any potential change-in-control premium.

We have broad discretion in using/applying the net proceeds from this offering and could be adversely affected if we fail to use the funds effectively.

We intend to use the net proceeds from this offering for general corporate purposes, including the contribution of a portion of the proceeds to the Bank as additional capital to allow the Bank to reach the OCC’s mandated capital ratios. We will have significant flexibility in applying the net proceeds of this offering. Our failure to apply these funds effectively could adversely affect our business by reducing our return on equity and inhibiting our abilities to expand and/or raise additional capital in the future.

A shareholder’s investment is not an insured deposit.

An investment in our common stock is not a bank deposit and is not insured or guaranteed by the FDIC or any other government agency. Your investment in our common stock will be subject to investment risk and you may lose all or part of your investment.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $ million (or $ million if the underwriter exercises its over-allotment option in full) after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds of this offering for general corporate purposes, including funding our regulatory capital needs. We intend to contribute a substantial portion of the net proceeds in the form of capital to the Bank, which will qualify as Tier 1 capital and, we expect, will satisfy our capital requirements under the consent order with the OCC.

CAPITALIZATION

The following table sets forth our consolidated capitalization and certain regulatory capital ratios as of March 31, 2010. The Company’s capitalization is presented:

•	on an actual basis; and

•

on an as adjusted basis to reflect the sale of              shares of our common stock at a public offering price of $             per share (based on the closing price of our common stock on The NASDAQ Global Select Market on                     , 2010) and our receipt of $             million, the estimated net proceeds from this offering, after deducting underwriting discounts and commissions and estimated expenses of this offering.

	As of March 31, 2010
	Actual(2)	As adjusted for this offering(3) (4)
	(Dollars in thousands, except per share data)
Long-term Debt:
Subordinated debentures(1)	$30,928	$30,928
Shareholders’ Equity:
Preferred Stock, par value $10.00; 10,000,000 shares authorized:
Series A preferred stock, issued 44,000 shares	42,205	42,205
Common Stock, par value $1.00; 140,000,000 shares authorized; issued 11,911,564 shares	11,912
Surplus	95,979	—
Retained earnings (accumulated deficit)	(34,704)	(34,704)
Accumulated other comprehensive income	3,480	3,480
Total shareholders’ equity	118,872
Total capitalization	149,800
Book value per common share	6.44
Tangible book value per common share	6.33
Capital Ratios(5):
Tangible common equity to tangible assets	3.99%
Tier 1 leverage ratio	5.94%
Tier 1 risk-based capital(6)	9.87%
Total risk-based capital(6)	11.16%

(1)	Consists of debt issued in connection with our trust preferred securities.
(2)	Reflects 11,911,564 shares of common stock and 44,000 shares of Series A preferred stock outstanding as of March 31, 2010.
(3)

As adjusted, reflects              shares of common stock outstanding after the completion of this offering. If the underwriter’s over-allotment option is exercised in full, common stock would be $            , surplus would be $            , and total shareholders’ equity would be $            .

(4)	Before issuance of up to shares of common stock pursuant to the underwriter’s over-allotment option.
(5)	These capital ratios reflect the Company’s ratios.
(6)	Assumes the net proceeds from this offering will be invested in short-term securities with a 0.0% risk-weighting.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on The NASDAQ Global Select Market and is traded under the symbol “CADE.” On , 2010 the last reported sales price for our common stock on The NASDAQ Global Select Market was $ per share. On , 2010, there were record holders of our common stock.

The following table provides, for the periods indicated, the range of closing prices of our common stock as reported on The NASDAQ Global Select Market and the dividends declared per share on our common stock for each period.

	High	Low	Cash Dividends Per Share
2010:
Second quarter (through , 2010)	$4.80	$1.81	$—
First quarter	1.99	1.44	—
2009:
First quarter	$5.56	$3.05	$0.05
Second quarter	5.29	1.94	—
Third quarter	2.53	1.48	—
Fourth quarter	2.15	1.29	—
2008:
First quarter	$16.99	$13.88	$0.25
Second quarter	16.87	10.50	0.25
Third quarter	12.30	8.27	0.05
Fourth quarter	10.39	4.10	0.05

DIVIDEND POLICY

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. Historically, we have paid quarterly cash dividends on our common stock. On May 5, 2009, however, our board of directors voted to suspend paying cash dividends until further notice. We cannot give you any assurance that we will resume paying dividends or regarding the amount of any potential future dividends. Our ability to pay dividends to our shareholders in the future will depend on our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock, including our outstanding Series A preferred stock, and our outstanding trust preferred securities and accompanying junior subordinated debentures, and other factors our board of directors deems relevant. To pay dividends to shareholders, we must receive cash dividends from the Bank. As a result, our ability to pay future dividends will also depend on the earnings of the Bank, its financial condition and its need for funds.

Moreover, a number of federal and state banking policies and regulations restrict the Bank’s ability to pay dividends. In particular, because the Bank is a depository institution and its deposits are insured by the FDIC, the Bank may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. Also, the Bank is subject to regulations, which impose certain minimum capital requirements that affect the amount of cash available for distribution to us. Lastly, under Federal Reserve policy, we are required to maintain adequate regulatory capital and are expected to serve as a source of financial strength to the Bank and to commit resources to support the Bank. These policies and regulations may have the effect of reducing or eliminating the amount of dividends that we can declare and pay to our shareholders in the future.

Finally, under the terms of the CPP, until the earliest to occur of: (a) the third anniversary of the U.S. Treasury’s investment in the Company; (b) the Series A preferred stock has been redeemed in whole; or (c) the

U.S. Treasury has transferred all of the Series A preferred stock it purchased under the CPP to third parties, we are prohibited from increasing dividends on our common stock without the U.S. Treasury’s prior consent. Furthermore, as long as the Series A preferred stock issued to the U.S. Treasury is outstanding, dividend payments and repurchases or redemptions relating to some equity securities, including our common stock, are prohibited until all accrued and unpaid dividends are paid on the Series A preferred stock, subject to limited exceptions. Additionally, the Bank’s ability to declare and pay dividends is limited by the consent order. The consent order provides that the Bank may not pay a dividend or make a capital distribution unless it is approved by the OCC and until the Bank is in compliance with its capital plan.

SUPERVISION AND REGULATION

The Company and the Bank are subject to an extensive regulatory framework of state and federal banking laws and regulations which impose specific requirements and restrictions on, and provide for general regulatory oversight with respect to, virtually all aspects of operations. To the extent that the following summary describes statutory or regulatory provisions, it is not intended to be comprehensive and is qualified in its entirety by reference to the full text of the statutes, regulations and regulatory agency policies to which such discussion refers. We cannot predict changes in the applicable laws, regulations and regulatory agency policies, yet such changes may have a material effect on the Company’s business, financial condition or results of operations. U. S. Federal regulation of banks, bank holding companies and financial holding companies is intended primarily for the protection of depositors, the Deposit Insurance Fund and the banking system as a whole, rather than for the protection of security holders and creditors.

Bank Holding Company Act and Gramm-Leach-Bliley Act. The Company is a bank holding company within the meaning of the BHC Act and is registered as such with the Board of Governors of the Federal Reserve.

The BHC Act restricts the Company’s non-banking activities to those that are determined by the Federal Reserve to be financial in nature, incidental to such financial activity or complementary to a financial activity. The BHC Act does not place territorial restrictions on the activities of non-bank subsidiaries of holding companies. The Bank is subject to limitations with respect to transactions with affiliates.

The BHC Act further requires every holding company to obtain the prior approval of the Federal Reserve before acquiring substantially all the assets of or direct or indirect ownership or control of more than 5% of the voting shares of any bank that is not already majority-owned. The BHC Act also prohibits a holding company, with certain exceptions, from engaging in or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in non-banking activities. One of the principal exceptions to these prohibitions is for engaging in or acquiring shares of a company engaged in activities found by the Federal Reserve by order or regulation to be closely related to banking or managing banks. The BHC Act permits the acquisition by a holding company of more than 5% of the outstanding voting shares of a bank located outside the state in which the operations of its banking subsidiaries are principally conducted, subject to certain state laws, including the establishment by states of a minimum age of their local banks before such banks can be acquired by an out-of-state institution. The BHC Act and regulations of the Federal Reserve also prohibit a holding company and its subsidiaries from engaging in certain tie-in arrangements in connection with any extension of credit or provision of any property or services.

In addition, and subject to certain exceptions, the BHC Act and the Change in Bank Control Act require Federal Reserve approval prior to any person or company acquiring “control” of a holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is refutably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the company has registered securities under Section 12 of the Exchange Act or no other person owns a greater percentage of that class of voting securities immediately after the transaction.

A bank holding company may engage in permissible activities including factoring accounts receivable, acquiring and servicing loans, leasing personal property, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and conducting certain insurance underwriting activities. The BHC Act does not place territorial limitations on permissible nonbanking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable grounds to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial soundness, safety, or stability of any bank subsidiary of the bank holding company. Bank holding companies are required to file with the Federal Reserve an annual report and such other information as may be required. The Federal Reserve also performs examinations of bank holding companies and has the authority to regulate provisions of certain holding company debt.

The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (1) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (2) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (3) it may merge or consolidate with any other bank holding company.

The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues includes the parties’ performance under the Community Reinvestment Act of 1977 (the “CRA”), both of which are discussed below.

The Gramm-Leach-Bliley Act of 1999 (the “GLB Act”) also permits securities brokerage firms and insurance companies to own banks and bank holding companies. The GLB Act also seeks to streamline and coordinate functional regulation of banking activities by bank regulators, securities activities by securities regulators, and insurance activities by insurance regulators.

Under the GLB Act, a national bank may engage in expanded financial activities through a “financial subsidiary,” provided the aggregate assets of all of its financial subsidiaries do not exceed the lesser of 45 percent of the bank’s assets or $50 billion. A financial subsidiary may underwrite any financial product other than insurance and may sell any financial product, including title insurance. A national bank itself may not sell title insurance, however, unless the state in which the bank is located permits state banks to sell title insurance.

In accordance with Federal Reserve policy, the Company is expected to act as a source of financial strength to its subsidiaries. The Federal Reserve may require a holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the Federal Reserve’s determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the holding company. Further, federal bank regulatory authorities have additional discretion to require a holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition.

FDIC. The Bank is a member of the FDIC and, as such, its deposits are insured by the FDIC to the extent provided by law.

Under the Federal Deposit Insurance Act (“FDIA”), insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

The FDIA, as amended by Financial Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) and the Riegle Community Development and Regulatory Improvement Act of 1994, requires the federal bank regulatory agencies to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits and such other operational and managerial standards as the agencies deem appropriate. In 1995, the federal bank regulatory agencies adopted guidelines prescribing safety and soundness standards pursuant to FDICIA, as amended. The guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal stockholder. In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the “prompt corrective action” provisions of FDICIA. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties. The federal bank regulatory agencies also propose guidelines for asset quality and earning standards.

The Omnibus Budget Reconciliation Act of 1993 provides that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution in the “liquidation or other resolution” of such an institution by any receiver.

OCC. Dividends paid by the Company are substantially provided from dividends from the Bank. Generally, the approval of the OCC is required if the total of all dividends declared by a bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits of the preceding two years. For 2010, without approval from the OCC, the Bank does not have the ability to pay dividends to the Company. In May 2009, the Company’s board of directors voted to suspend paying cash dividends on common stock until further notice.

The OCC is the primary supervisory authority for the Bank. The OCC regulates or monitors virtually all areas of operations, including security devices and procedures, adequacy of capitalization and loss reserves, loans, investments, borrowings, deposits, mergers, issuance of securities, payment of dividends, interest rates payable on deposits, interest rates or fees chargeable on loans, establishment of branches, corporate reorganizations, maintenance of books and records, and adequacy of staff training to carry on safe lending and deposit gathering practices. The OCC also imposes limitations on the aggregate investment by a national bank in real estate, bank premises, and furniture and fixtures. In addition to regular examinations, each national bank must furnish to its regulator quarterly reports containing a full and accurate statement of its affairs.

Capital and Operational Requirements. The Federal Reserve, FDIC and OCC have established risk-based capital guidelines for holding companies, such as the Company, and for the subsidiary banks of holding companies, such as the Bank. The capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” However, a bank’s primary regulator has the ability to impose higher ratios if the regulator believes the bank’s risk profile is higher than it considers appropriate.

The FDIC, OCC and Federal Reserve have historically had common capital adequacy guidelines involving minimum leverage capital and risk-based capital requirements. The leverage capital requirement establishes a minimum ratio of capital as a percentage of total assets. The FDIC, OCC and Federal Reserve require institutions to maintain a minimum leverage ratio of Tier 1 capital to total average assets based on the institution’s rating under the international bank rating system, commonly referred to as the “CAMELS” rating system. “CAMELS” is an acronym for “Capital Adequacy, Asset Quality, Management Quality, Earnings, Liquidity and Sensitivity to Market Risk.” Institutions with a CAMELS rating of 1 that are not anticipating or experiencing significant growth and have well-diversified risk are required to maintain a minimum leverage ratio of 3 percent. An additional 100 to 200 basis points are required for all but these most highly rated institutions.

The risk-based capital requirement also establishes a minimum ratio of capital as a percentage of total assets, but gives weight to the relative risk of each asset. The FDIC, OCC and Federal Reserve require institutions to maintain a minimum ratio of Tier 1 capital to risk-weighted assets of 4 percent. Banks must also maintain a minimum ratio of total capital to risk-weighted assets of 8 percent.

As part of an agreement entered into with the OCC in April 2009, the Bank was required to achieve by September 30, 2009, and maintain on an ongoing basis, a minimum Tier 1 leverage ratio of 8.0% and a minimum total risk-based capital ratio of 12.0%. As of March 31, 2010, the Bank had a Tier 1 leverage ratio of 5.6% and a total risk-based capital ratio of 10.5% and, therefore, was not in compliance with the OCC’s minimum required capital ratios.

Because the Bank failed to comply with the minimum required capital ratios, on May 19, 2010, the board of directors executed a stipulation and consent to the issuance of a consent order by the OCC, and the OCC has issued a consent order effective as of such date. Such consent order requires the Bank to meet and maintain a minimum Tier 1 leverage ratio of 9% and a minimum total risk-based capital ratio of 12%. As a result of the consent order, the Bank is not deemed to be “well capitalized” under the applicable regulations as long as the consent order is in place. Because the Bank also is deemed to be in “troubled condition,” the Bank is required to obtain OCC or FDIC approval before making severance payments to departing executives, adding new directors or senior officers and making any change in responsibilities of any current senior executive officer who is proposing to assume a different senior officer position. Additionally, the Bank is required to seek FDIC approval before it can accept, renew or roll over brokered deposits and it will not be eligible for expedited processing of certain applications. The consent order also includes other operational and supervisory provisions. The consent order requires us to take certain actions and to implement certain action plans with respect to, among other things, a compliance committee, capital adequacy, strategic planning and capital planning, management effectiveness, loan portfolio management, credit and collateral exceptions, other real estate owned, loan review, the allowance for loan and lease losses, criticized assets, credit concentration risk management, liquidity risk management, internal audit, and the correction of alleged legal violations identified in examination reports. If the Bank is deemed by the OCC to have failed to comply with the requirements of the consent order, it may be subject to further regulatory action, including a requirement to prepare a plan to sell or merge the Bank.

Refer to “Risk Factors,” for a discussion of the Company’s risks relating to the consent order.

The regulatory capital requirements that the Federal Reserve and the OCC impose on the Company and the Bank, respectively, are driven largely by their discussions with international regulators. These discussions, which take place in the Basel Committee on Banking Supervision (the “BCBS”), indicate that regulatory capital rules may change substantially in light of the recent financial crisis. Currently, the Company and the Bank are subject to regulatory capital requirements based on the 1988 Basel Capital Accord. Efforts to revise the 1988 accord have been under way for several years. In July 2008, the Federal Reserve, the OCC, and the other federal bank regulators proposed an optional new set of requirements for institutions of a size that encompasses the Company and the Bank. This proposal has never been finalized. In the meantime, in December 2009, the BCBS issued a consultative paper proposing new capital assessments, new requirements on the composition of Tier 1 capital, and new liquidity measurements. The proposal, if made final, may increase regulatory capital requirements. The U.S. Treasury Department has broadly recommended that capital requirements across the banking industry should be increased. The terms of the TARP program also incorporate a view that the banking industry should hold increased amounts of capital.

Other Banking Regulations. Banks are subject to the provisions of Sections 23A and 23B of the Federal Reserve Act. Section 23A places limits on the amount of loans or extensions of credit to, investments in, or certain other transactions with affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. Section 23B, among other things, prohibits an institution from engaging in certain transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution, as those prevailing at the time for comparable transactions with non-affiliated companies.

The Bank is subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

National banks, like the Bank, are required by the National Bank Act to adhere to branch office banking laws of the states in which they operate. Furthermore, federal legislation permits interstate branching. The law also permits out of state acquisitions by bank holding companies (subject to veto by state law), interstate branching by banks if allowed by state law, interstate merging by banks, and de novo branching by national banks if allowed by state law. Effective June 1, 1997, the Interstate Banking Act allows banks with different home states to merge, unless a particular state opts out of the statute. The Interstate Banking Act also permits national and state banks to establish de novo branches in another state if the state law applies equally to all banks and expressly permits all out-of-state banks to establish de novo branches.

The CRA requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC or the OCC shall evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Interest and certain other charges collected or contracted by banks are often subject to state usury laws and certain federal laws concerning interest rates. The loan operations are also subject to certain federal laws applicable to credit transactions. These include but are not limited to: (i) the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers; (ii) the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution will be fulfilling its obligation to help meet the housing needs of the community it serves; (iii) the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit; and (iv) the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations also are subject to certain laws and regulations, including but not limited to, the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which governs automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

In 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”) was signed into law. The USA Patriot Act broadened anti-money laundering requirements on financial institutions, including national banks such as the Bank. Among its provisions, the USA Patriot Act requires a financial institution: (i) to establish an anti-money laundering program; (ii) to establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving foreign individuals and certain foreign banks; and (iii) to avoid establishing, maintaining, administering or managing correspondent accounts in the United States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, the USA Patriot Act contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities.

Recent Regulatory Developments. In response to the worsening financial and economic conditions in late 2008, the Emergency Economic Stabilization Act of 2008 (the “Emergency Economic Stabilization Act”) was signed into law. Among other things the Emergency Economic Stabilization Act granted the U.S. Treasury the power, under a program called the Troubled Asset Relief Program (“TARP”), to purchase assets and equity from financial institutions in order to strengthen their financial position and the economy as a whole. Part of TARP included the CPP, where the U.S. Treasury could purchase preferred stock and equity warrants from qualifying institutions in exchange for direct capital infusion.

On January 9, 2009, the Company completed the sale of $44 million of Series A preferred stock to the U. S. Treasury under the CPP. These Series A preferred shares pay a cumulative annual dividend at a 5% rate for the first five years and will reset to a rate of 9% after five years if not redeemed by the Company prior to that time. In connection with the issuance of the Series A preferred shares, the Company also issued to the U. S. Treasury a warrant to purchase the Company’s common stock up to a maximum of 15% of the Series A preferred amount, or $6.6 million.

Institutions participating in CPP, like us, must comply with certain restrictions under the terms of the program. For so long as any preferred stock issued under the CPP remains outstanding, we are prohibited from increasing dividends on our common stock. We are also prohibited from making certain repurchases of equity securities, including our common stock, without the U.S. Treasury’s prior consent until the third anniversary of the U.S. Treasury’s investment or until the U.S. Treasury has transferred all of the preferred stock it purchased under the CPP to third parties.

Additional restrictions were placed on us under the ARRA. Under the ARRA, institutions participating in TARP are restricted in their ability to pay bonuses and so-called “golden parachutes” to senior executives and certain other employees. ARRA also requires greater participation of shareholders in executive pay decisions. On June 10, 2009, the U.S. Treasury released an interim final rule (the “IFR”), effective June 15, 2009, that provided guidance on the compensation and governance standards for TARP recipients, and promulgated regulations to implement the restrictions and standards set forth in Section 7001 of the ARRA. Among other things, the IFR and the ARRA significantly expanded the executive compensation restrictions previously imposed by the Emergency Economic Stabilization Act. Such restrictions apply to any entity that has received or will receive financial assistance under TARP, and shall generally continue to apply for as long as any obligation arising from financial assistance provided under TARP, including preferred stock issued under the CPP, remains outstanding. These ARRA restrictions shall not apply to any TARP recipient during such time when the federal government (i) only holds any warrants to purchase common stock of such recipient or (ii) does not hold any preferred stock or warrants to purchase common stock of such recipient. On December 7, 2009, the U.S. Treasury published technical amendments to the IFR. As a result of our participation in the CPP, the restrictions and standards set forth in Section 7001 of the ARRA, as well as the IFR promulgated by the U.S. Treasury apply to us.

Future Legislation and Regulation. New regulations and statutes are regularly published that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation’s financial institutions operating and doing business in the United States. The U.S. House of Representatives passed a bill in December 2009 that would re-structure the regulatory framework in which the Company and the Bank operate. The U.S. Senate currently is working on a similar but not identical bill. The Obama Administration hopes to reconcile the two bills and enact reform legislation in the coming months. Additionally, federal regulators continue to consider, propose and adopt rules and policies, based either on longstanding authority or on recent legislation such as the Emergency Economic Stabilization Act of 2008 and the ARRA, to address the perceived causes and consequences of the financial crisis. These rules and policies have and will significantly impact the financial services industry. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

FDIC Insurance Assessments. The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from 7 to 77.5 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Company bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and is set at 1.04 cents per $100 of deposits for the third quarter of 2009.

The FDIC recently proposed a new risk-based assessment regime for insured depository institutions with consolidated assets of $50 billion or more. Although the proposal would not apply directly to the Bank (or any other banks with consolidated assets of less than $50 billion), it would raise the minimum assessment rate from 7 cents to 10 cents per $100 of deposits.

A special assessment was collected by the FDIC on September 30, 2009, that was in addition to the regular quarterly assessment and that equaled 5 basis points of the Bank’s total assets less Tier 1 Capital. The Bank also was required to pre-pay three years’ worth of deposit insurance premiums.

The FDIC has extended the Transaction Account Guarantee (“TAG”) program until December 31, 2010, from its current expiration date of June 30, 2010. The TAG program expands deposit insurance to guarantee all funds deposited in non-interest bearing transaction accounts, as well as on (i) Interest on Lawyer Trust Accounts or IOLTA accounts, and (ii) negotiable order of withdrawal or NOW accounts, provided that the interest paid on the IOLTA or NOW accounts does not exceed a certain ceiling. In connection with its extension of the TAG program, the FDIC lowered the ceiling on covered IOLTA and NOW accounts to 25 basis points from 50 basis points. In conjunction with the increased deposit insurance coverage, insurance assessments also increased. The Bank has not opted out of this program. If the FDIC were to extend the TAG program further, as it has reserved the power to do, the Bank would be locked into the program through that period and may not have an opportunity to opt out.

The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

DESCRIPTION OF CAPITAL STOCK

The total number of shares of all classes of stock that we have authority to issue is 150,000,000, consisting of 140,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $10.00 per share. We had approximately 11,911,564 shares of common stock and 44,000 shares of Series A preferred stock outstanding as of                     , 2010.

In the discussion that follows, we have described selected provisions of our restated articles of incorporation and our bylaws relating to our capital stock. This summary does not purport to be complete in all respects. You should read our restated articles of incorporation, as amended, and restated bylaws as currently in effect for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement, of which this prospectus is a part. Please read “Where You Can Find More Information.”

Common Stock

Distributions

Subject to certain regulatory restrictions, we can pay dividends out of statutory surplus or from certain net profits if, as and when declared by our board of directors. We are a holding company, and our primary source for the payment of dividends is dividends from our subsidiaries. Our ability to pay dividends is subject to limitations that are imposed by law and applicable regulation, including the Federal Reserve’s requirement that we maintain certain capital levels. The holders of our common stock are entitled to receive and share equally in dividends declared by our board of directors from legally available funds.

On May 5, 2009, our board of directors voted to suspend paying cash dividends until further notice to preserve our capital during uncertain economic times. The board of directors will continue to evaluate our cash dividend policy to balance our goals of maintaining a strong capital position and building long-term shareholder value. Under the consent order, the Bank is not permitted to pay dividends to the holding company without prior written approval. See “Dividend Policy.”

Voting Rights

The holders of our common stock possess exclusive voting rights in us. They elect our board of directors and act on such other matters as are required to be presented to them under Mississippi law, the rules promulgated by The NASDAQ Global Select Market or our articles of incorporation and bylaws or as are otherwise presented to them by the board of directors. Each holder of our common stock is entitled to one vote per share and does not have any right to cumulative voting in the election of directors. Certain matters require a 75% shareholder vote.

Liquidation

In the event of our liquidation, dissolution or winding up, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities and after we have paid, or set aside for payment to, the holders of any stock having a liquidation preference over the common stock, all of our assets available for distribution. In the event of any liquidation, dissolution or winding up of the Bank, we, as a holder of the Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Bank (including all deposit accounts and accrued interest thereon), all assets of the Bank available for distribution.

Preemptive Rights

Holders of our common stock do not have preemptive rights with respect to any shares that may be issued. Our common stock is not subject to redemption.

Preferred Stock

Our board of directors has the authority, without shareholder consent, subject to certain limitations imposed by Mississippi law or our bylaws, to issue one or more additional series of preferred stock at any time and to fix the rights, preferences and restrictions of the preferred stock of each new series established. These rights, preferences and restrictions will be fixed by a certificate of designation relating to each particular series.

Although it has no present intention to do so, our board of directors, without shareholder approval, may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock. If we issue preferred stock, it may have the effect of delaying, deferring, or preventing a change of control as described in more detail below.

Fixed Rate Cumulative Perpetual Preferred Stock, Series A

General. On January 9, 2009, we issued 44,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock Series A to the U.S. Treasury pursuant to a purchase agreement (the “Securities Purchase Agreement”). We will pay holders of the Series A preferred stock cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter, in each case, applied to the liquidation preference thereof, but will only be paid when, as and if declared by our board of directors from legally available funds. The holders of the Series A preferred stock have preferential dividend and liquidation rights over the holders of our common stock. Prior to January 9, 2012, unless we have redeemed the Series A preferred stock or the U.S. Treasury has transferred the Series A preferred stock to a third party, the consent of the U.S. Treasury will be required for us to increase our common stock dividends above a certain amount or repurchase our common stock or other equity or capital securities other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Securities Purchase Agreement. In addition, we are prohibited from repurchasing or acquiring any of our securities which are junior to the Series A preferred stock unless and until all accrued and unpaid dividends on the Series A Preferred Stock have been paid. The Series A preferred stock has anti-dilution protections and certain other protections for the holder. We may not redeem the Series A preferred stock without regulatory approval. If the Series A preferred stock is redeemed in whole, we have the right to repurchase the warrant or, if the warrant has been exercised, any shares of common stock held by the U.S. Treasury, at their fair market value at that time. If requested by the U.S. Treasury, the Company will use its reasonable best efforts to cause the Series A preferred stock to be listed on a national securities exchange.

Voting Rights. The Series A preferred stock is non-voting, other than class voting rights on (a) any authorization or issuance of shares ranking senior to the Series A preferred stock, (b) any amendment to the rights of the Series A preferred stock, or (c) any merger, exchange or similar transaction which would adversely affect the rights of the Series A preferred stock. If dividends on the Series A preferred stock are not paid in full for six dividend periods, whether or not consecutive, the holders of the Series A preferred stock will have the right to elect two directors. The right to elect directors will end when full dividends have been paid for four consecutive dividend periods.

Registration Rights. We have granted the U.S. Treasury registration rights with respect to our Series A Preferred Stock.

Treasury Warrant

We issued a warrant to the U.S. Treasury on January 9, 2009, concurrent with our sale to the U.S. Treasury of 44,000 shares of Series A preferred stock pursuant to the CPP.

General. The warrant gives the holder the right to initially purchase up to 1,145,833 shares of our common stock at an exercise price of $5.76 per share. Subject to the limitations on exercise to which the U.S. Treasury is subject, as described under “Transferability,” the warrant is immediately exercisable and expires on January 9, 2019. The exercise price may be paid (a) by having us withhold from the shares of common stock that would otherwise be issued to the warrant holder upon exercise, a number of shares of common stock having a market value equal to the aggregate exercise price, or (b) if both we and the warrant holder consent, in cash.

Voting of Warrant Shares. The U.S. Treasury has agreed that it will not vote any of the shares of common stock that it acquires upon exercise of the warrant. This restriction does not apply to any other person who acquires any portion of the warrant, or the shares of common stock underlying the warrant, from the U.S. Treasury.

Other Adjustments. The exercise price of the warrant and the number of shares underlying the warrant automatically adjust upon the following events:

•	any stock split, stock dividend, subdivision, reclassification or combination of our common stock;

•

until the earlier of (a) the date on which the U.S. Treasury no longer holds any portion of the warrant and (b) January 9, 2012, issuance of our common stock (or securities convertible into our common stock) for consideration (or having a conversion price per share) less than 90% of the then current market value, except for issuances in connection with benefit plans, business acquisitions and public or other broadly marketed offerings;

•	a pro rata repurchase by us of our common stock; or

•

a determination by our board of directors to make an adjustment to the anti-dilution provisions as are reasonably necessary, in the good faith opinion of the board, to protect the purchase rights of the warrant holders.

In addition, if we declare any dividends or distributions on our common stock other than our historical, ordinary cash dividends, dividends paid in our common stock and other dividends or distributions covered by the first bullet point above, the exercise price of the warrant will be adjusted to reflect such distribution.

In the event of any merger, consolidation, or other business combination to which we are a party, the warrant holder’s right to receive shares of our common stock upon exercise of the warrant will be converted into the right to exercise the warrant to acquire the number of shares of stock or other securities or property (including cash) which the common stock issuable upon exercise of the warrant immediately prior to such business combination would have been entitled to receive upon consummation of the business combination. For purposes of the provision described in the preceding sentence, if the holders of our common stock have the right to elect the amount or type of consideration to be received by them in the business combination, then the consideration that the warrant holder will be entitled to receive upon exercise will be the amount and type of consideration received by a majority of the holders of the common stock who affirmatively make an election.

No Rights as Shareholders. The warrant does not entitle its holder to any rights as a shareholder.

Special Provisions of Our Articles of Incorporation, Bylaws and Mississippi Law

The following provisions of our articles of incorporation, our bylaws and Mississippi law may have the effect of delaying, deterring or preventing a tender offer or take-over attempt, including those attempts that might result in a premium over the market price for the shares held by shareholders.

Authorization of Preferred Stock. As noted above, our board of directors, without shareholder approval, has the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of our common stock. As a result, preferred stock:

•	could be issued quickly and easily;

•	could adversely affect the rights of holders of our common stock; and

•	could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

No Cumulative Voting. Our articles of incorporation and bylaws provide that each of our directors will serve a one-year term. Our articles of incorporation do not authorize cumulative voting for the election of our directors. The absence of cumulative voting makes it more difficult for a person owning a minority interest to exercise control over our board of directors.

Size of Board; Vacancies; Removal of Directors. Our articles of incorporation and bylaws give our board of directors the power to determine the exact number of directors, up to a maximum of 25, and to fill any vacancies or newly created positions. Directors may only be removed for cause, which is defined as “final conviction of a felony, unsound mind, adjudication of bankruptcy, non-acceptance of the office or conduct prejudicial to the interests of [us].” In addition, shareholders may only attempt to remove a director for cause after service of specific charges, adequate notice and full opportunity to refute the charges.

Amendment of Articles of Incorporation and Bylaws. Our articles of incorporation provide for a 75% shareholder vote for the amendment of certain provisions of our articles of incorporation relating to business combinations not approved by the board of directors and changes in the number of directors comprising the board of directors. Thus, the holders of a minority of the shares of our common stock could block certain future amendments to our articles of incorporation, even if that action were deemed beneficial by the holders of more than a majority, but less than 75%, of our common stock.

Business Combination Statutes and Provisions. Pursuant to the Mississippi Business Corporation Act, or the MBCA, in the case of a merger or share exchange, with some exceptions, our board of directors must submit the plan of merger or share exchange to the shareholders for approval, and the approval of the plan of merger or share exchange generally requires the approval of the shareholders at a meeting at which a quorum consisting of at least a majority of the shares entitled to vote on the plan exists.

The MBCA also provides that a sale, lease, exchange or other disposition of assets, subject to certain exceptions, requires the approval of our shareholders if we would be left without a “significant continuing business activity.” If we retain a business activity that represented at least 25% of total assets at the end of the most recently completed fiscal year, and 25% of either income from continuing operations before taxes or revenues from continuing operations for that fiscal year, in each case of us and our subsidiaries on a consolidated basis, we will conclusively be deemed to have retained a significant continuing business activity. Our board of directors must submit the proposed disposition to the shareholders for their approval, and the proposed disposition will require the approval of the shareholders at a meeting at which a quorum consisting of at least a majority of the shares entitled to vote on the disposition exists.

The MBCA also provides that a director, in determining what he reasonably believes to be in our best interests shall consider the interests of our shareholders and, in his discretion, may consider the interests of our employees, suppliers, creditors and customers, the economy of the state and nation, community and societal considerations and the long-term as well as short-term interests of us and our shareholders, including the possibility that such interests may be best served by our continued independence.

Our articles of incorporation also contain certain super-majority requirements to approve a merger or consolidation of us. Under the articles of incorporation, the affirmative vote of the holders of not less than 75% of our outstanding common stock is required to authorize (a) our merger or consolidation with, or (b) a sale, exchange or lease of 25% or more of our total assets to, any person or entity unless approval of such proposed transaction is recommended by at least a majority of our entire board of directors.

Additionally, our articles of incorporation provide that the affirmative vote of the shareholders of not less than 75% of our outstanding common stock and the affirmative vote of the holders of not less than 67% of the outstanding shares of voting stock held by the shareholders other than by a Controlling Party (as defined below) shall be required for the approval or authorization of any merger, consolidation, reverse stock split, sale, exchange or lease of 25% or more of our total assets if any such transaction involves a Controlling Party, i.e., a stockholder owning or controlling 20% or more of our voting stock at the time of the proposed transaction. This supermajority requirement is subject to certain limitations, including the exception that the voting requirement shall not apply to any transaction that has been approved by a majority of the Continuing Directors. For purposes of the supermajority requirement under our articles of incorporation, the term “Continuing Director” is defined as any incumbent director who is not a Controlling Party or in any manner affiliated or associated with or a representative of a Controlling Party and any new director who is not a Controlling Party or in any manner affiliated or associated with or a representative of a Controlling Party if such person’s nomination for election was recommended or approved by a majority of the Continuing Directors then in office. The term “Controlling Party” means any shareholder owning or controlling 20% or more of the Company’s voting stock at the time of the proposed transaction.

Transfer Agent or Registrar

Registrar and Transfer Company is the transfer agent and registrar of our common stock.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through Keefe, Bruyette & Woods, Inc., who is acting as the sole book-running manager and underwriter. We have entered into an underwriting agreement with the underwriter dated , 2010 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, the underwriter has agreed to purchase from us, and we have agreed to sell to the underwriter, on a firm commitment basis, the number of shares of common stock shown opposite its name (the “Initial Shares”):

Underwriter	Number
Keefe, Bruyette & Woods
Total

In connection with this offering, the underwriter may distribute the prospectus to investors electronically.

Commissions and discounts

Shares of common stock sold by the underwriter to the public will be offered initially at the public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriter to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the underwriter to other brokers or dealers at a discount of up to $ per share from the public offering price. If all of the shares of the common stock are not sold at the public offering price, the underwriter may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the underwriter.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriter, assuming both no exercise and full exercise of the underwriter’s over-allotment option to purchase an additional             shares of common stock:

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the underwriter, will be approximately $            .

Over-allotment option

We have granted the underwriter an option to buy up to              additional shares of our common stock (the “Option Shares”), at the public offering price less underwriting discounts and commissions and less an amount per share equal to any dividends or distributions declared by us and payable on the Initial Shares, but not on the Option Shares. The underwriter may exercise this option in whole or from time to time in part solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriter has 30 days from the date of this prospectus to exercise this option. If the underwriter exercises this option, the underwriter will be obligated, subject to the conditions in the Underwriting Agreement, to purchase the Option Shares.

Directed share program

We have directed the underwriters to reserve up to              shares of our common stock to be issued in this offering for sale to certain officers, directors [and their affiliates] at the public offering price through a directed share program. Any purchases by them [or their affiliates] must be made on the same terms and conditions as purchases by non-affiliated investors and with a view toward investment, not resale. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

No sales of similar securities

We and our executive officers and directors, have entered into lock-up agreements with the underwriter. Under these agreements, we and each of these persons may not, without the prior written approval of the underwriter, subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, as amended, with respect to any of the foregoing or (ii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise. These restrictions will be in effect for a period of 90 days from the date of the Underwriting Agreement. At any time and without public notice, the underwriter may, in its sole discretion, release all or some of the securities from these lock-up agreements.

The 90-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Indemnification and contribution

We have agreed to indemnify the underwriter and its affiliates, selling agents and controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriter and its affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price stabilization and short positions

In connection with this offering, the underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriter of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriter’s over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriter may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriter will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time without notice. The underwriter may carry out these transactions on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Passive market making

In connection with this offering, the underwriter and selling group members may engage in passive market making transactions in our common stock on The NASDAQ Global Select Market, in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriter and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Affiliations

The underwriter and its affiliates may from time to time in the future perform services for us and engage in other transactions with us.

Selling restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of Keefe, Bruyette & Woods, Inc. for any such offer; or

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed on for us by Jackson Walker L.L.P., Houston, Texas, and Watkins Ludlam Winter & Stennis, P.A., Jackson, Mississippi. Certain legal matters in connection with the offering will be passed upon for the underwriter by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements of Cadence Financial Corporation as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, and the effectiveness of Cadence Financial Corporation’s internal control over financial reporting as of December 31, 2009, appearing in Cadence Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009, have been audited by T. E. Lott & Company, an independent registered public accounting firm, as set forth in its report thereon, included therein, and incorporated by reference herein in reliance upon the report given on the authority of such firm as experts in accounting and auditing.

             Shares

Common Stock

KEEFE, BRUYETTE & WOODS

May     , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the various expenses, all of which will be borne by us, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee		$6,560
FINRA filing fee		$9,700
Transfer agent and registrar fees	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing expenses	$	*
Miscellaneous	$	*

Total	$

*	To be filed by amendment

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 79-4-8.51 of the Mississippi Business Corporation Act, or the MBCA, gives a corporation the authority to indemnify an individual who is a party to a proceeding because he is a director against liability incurred in the proceeding if:

•

he conducted himself in good faith and reasonably believed (a) in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation; (b) in all other cases, that his conduct was at least not opposed to the best interests of the corporation; and (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

•	he engaged in conduct which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation.

Section 79-4-8.51 of the MBCA also provides that unless ordered by a court, a corporation may not indemnify a director thereunder:

•

in connection with any proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct; or

•

in connection with a proceeding with respect to conduct for which the director was adjudged liable to the corporation on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

Section 79-4-8.52 of the MBCA provides that a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding. Section 79-4-8.56 of the MBCA provides that a corporation may indemnify an officer of the corporation who is a party to a proceeding because he is an officer of the corporation:

•	to the same extent as to a director; and

•

if he is an officer but not a director, or is an officer who is also a director if the basis on which he is made a party to the proceeding is an act or omission solely as an officer, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors or contract except for (a) liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding or (b) liability arising out of conduct that constitutes (1) receipt by him of a financial benefit to which he is not entitled, (2) an intentional infliction of harm on the corporation or the shareholders, or (3) an intentional violation of criminal law.

An officer of the corporation who is not a director is entitled to mandatory indemnification under Section 79-4-8.52 of the MBCA to the same extent to which a director may be entitled to indemnification.

According to our articles of incorporation, we shall, to the fullest extent permitted by Section 79-4-2.02(a)(5) of the MBCA indemnify any and all persons whom we shall have the power to indemnify under that section from and against any and all of the expenses, liabilities or other matters referred to in or covered by that section. The indemnification provided for in our articles of incorporation shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. Under the articles of incorporation, the indemnification shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

In addition, our bylaws require us to indemnify and hold harmless (to the fullest extent permitted by the MBCA) each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of us or is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, subject to certain limitations, we shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by our board of directors. The right to indemnification shall be a contract right and shall include the right to be paid by us the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the MBCA requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer, and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, only upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the bylaws or otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

On January 9, 2009, we issued and sold to the United States Department of the Treasury (i) 44,000 shares of our Fixed Rate Cumulative Preferred Stock, Series A, par value $10.00 (the “Series A Preferred Stock”) and (ii) a warrant (the “Warrant”) to purchase 1,145,833 shares of our common stock, $1.00 par value per share, at an exercise price of $5.76 per share, for an aggregate purchase price of $44 million in cash. The Series A Preferred Stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act.

ITEM 16.	EXHIBITS.

1.1*	Form of Underwriting Agreement.

3.1	Restated Articles of Incorporation of Cadence Financial Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Commission on March 13, 2008).

3.2	Amended and Restated Bylaws of Cadence Financial Corporation (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Commission on March 12, 2009).

3.3	Articles of Amendment to Articles of Incorporation of Cadence Financial Corporation (incorporated by reference to Annex B to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on November 18, 2008).

3.4	Articles of Amendment to Articles of Incorporation of Cadence Financial Corporation (incorporated by reference to Annex A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 16, 2010).

3.5	Certificate of Designations for Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K filed with the Commission on January 14, 2009).

4.1	Indenture Agreement of NBC Capital Corporation dated as of December 30, 2003, for $30,928,000 of Floating Rate Junior Subordinated Deferrable Interest Debentures, due 2033, with U. S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, filed with the Commission on March 11, 2004).

5.1*	Opinions of Jackson Walker LLP and Watkins Ludlam Winter & Stennis, P.A. with respect to legality of the securities, including consent.

10.1+	Employment Agreement Dated March 14, 2007, by and between Cadence Financial Corporation and Lewis F. Mallory, Jr. (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Commission on March 14, 2007).

10.2+	Employment Agreement Dated March 14, 2007, by and between Cadence Financial Corporation and Mark A. Abernathy (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Commission on March 14, 2007).

10.3+	Employment Agreement Dated March 14, 2007, by and between Cadence Financial Corporation and Richard T. Haston (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Commission on March 14, 2007).

10.4+	NBC Capital Corporation 2005 Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on December 7, 2004).

10.5+	NBC Capital Corporation Long-Term Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed with the Commission on August 8, 2007).

10.6	Agreement by and between Cadence Bank, N.A. and the Office of the Comptroller of the Currency effective April 17, 2009 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Commission on April 21, 2009).

10.7	Asset Purchase Agreement, dated as of August 31, 2009, by and among Cadence Bank, N.A., Galloway-Chandler-McKinney Insurance Agency, Inc., Galloway-Chandler-McKinney Insurance Agency of Columbus, LLC, Galloway-Chandler-McKinney Insurance Agency of West Point, LLC, Galloway-Chandler-McKinney Insurance Agency of Monroe County, LLC and Galloway-Chandler-McKinney Insurance Agency of Starkville, LLC (incorporated by reference to Exhibit 10.1 to the Corporation’s Current Report on Form 8-K filed with the Commission on September 3, 2009).

10.8**	Stipulation and Consent to the Issuance of a Consent Order by and between Cadence Bank, N.A. and the Office of the Comptroller of the Currency and related Consent Order effective May 19, 2010.

21.1	Subsidiaries of Cadence Financial Corporation (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Commission on March 29, 2010).

23.1**	Consent of T.E. Lott & Company.

23.2*	Consents of Jackson Walker LLP and Watkins Ludlam Winter & Stennis, P.A. (included in Exhibit 5.1).

24.1**	Power of Attorney.

*	To be filed by amendment.
**	Filed herewith.
+	Management contract or compensatory plan or arrangement.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes that:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Starkville, State of Mississippi, on May 19, 2010.

CADENCE FINANCIAL CORPORATION

By:	/S/ LEWIS F. MALLORY, JR.
Lewis F. Mallory, Jr.
Chairman and Chief Executive Officer

By:	/S/ MARK A. ABERNATHY
Mark A. Abernathy
President and Chief Operating Officer

By:	/S/ RICHARD T. HASTON
Richard T. Haston
Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

We the undersigned officers and directors of Cadence Financial Corporation hereby, severally constitute and appoint Lewis F. Mallory, Jr., Mark A. Abernathy and Richard T. Haston, and each of them singly, our true and lawful attorneys with full power to them and each of them singly, to sign for us and in our names in the capacities indicated below, this registration statement on Form S-1 filed herewith and any amendments (including post-effective amendments) to this registration statement and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Cadence Financial Corporation to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto or to any subsequent registration statement for the same offering which may be filed under Rule 462.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lewis F. Mallory, Jr. Lewis F. Mallory, Jr.	Chairman, Chief Executive Officer and Director	May 19, 2010

/s/ Mark A. Abernathy Mark A. Abernathy	President, Chief Operating Officer and Director	May 19, 2010

/s/ Richard T. Haston Richard T. Haston	Executive Vice President and Chief Financial Officer	May 19, 2010

/s/ David C. Byars David C. Byars	Director	May 19, 2010

Signature	Title	Date

/s/ Robert S. Caldwell, Jr. Robert S. Caldwell, Jr.	Director	May 19, 2010

/s/ Robert L. Calvert, III Robert L. Calvert, III	Director	May 19, 2010

/s/ Robert A. Cunningham Robert A. Cunningham	Director	May 19, 2010

/s/ J. Nutie Dowdle J. Nutie Dowdle	Director	May 19, 2010

/s/ James C. Galloway, Jr. James C. Galloway, Jr.	Director	May 19, 2010

/s/ Clifton S. Hunt Clifton S. Hunt	Director	May 19, 2010

/s/ Allen B. Puckett, III Allen B. Puckett, III	Director	May 19, 2010

/s/ Sammy J. Smith Sammy J. Smith	Director	May 19, 2010

/s/ H. Stokes Smith H. Stokes Smith	Director	May 19, 2010

EXHIBIT INDEX

1.1*	Form of Underwriting Agreement.

3.1	Restated Articles of Incorporation of Cadence Financial Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Commission on March 13, 2008).

3.2	Amended and Restated Bylaws of Cadence Financial Corporation (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Commission on March 12, 2009).

3.3	Articles of Amendment to Articles of Incorporation of Cadence Financial Corporation (incorporated by reference to Annex B to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on November 18, 2008).

3.4	Articles of Amendment to Articles of Incorporation of Cadence Financial Corporation (incorporated by reference to Annex A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 16, 2010).

3.5	Certificate of Designations for Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K filed with the Commission on January 14, 2009).

4.1	Indenture Agreement of NBC Capital Corporation dated as of December 30, 2003, for $30,928,000 of Floating Rate Junior Subordinated Deferrable Interest Debentures, due 2033, with U. S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, filed with the Commission on March 11, 2004).

5.1*	Opinions of Jackson Walker LLP and Watkins Ludlam Winter & Stennis, P.A. with respect to legality of the securities, including consent.

10.1+	Employment Agreement Dated March 14, 2007, by and between Cadence Financial Corporation and Lewis F. Mallory, Jr. (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Commission on March 14, 2007).

10.2+	Employment Agreement Dated March 14, 2007, by and between Cadence Financial Corporation and Mark A. Abernathy (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Commission on March 14, 2007).

10.3+	Employment Agreement Dated March 14, 2007, by and between Cadence Financial Corporation and Richard T. Haston (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Commission on March 14, 2007).

10.4+	NBC Capital Corporation 2005 Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on December 7, 2004).

10.5+	NBC Capital Corporation Long-Term Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed with the Commission on August 8, 2007).

10.6	Agreement by and between Cadence Bank, N.A. and the Office of the Comptroller of the Currency effective April 17, 2009 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Commission on April 21, 2009).

10.7	Asset Purchase Agreement, dated as of August 31, 2009, by and among Cadence Bank, N.A., Galloway-Chandler-McKinney Insurance Agency, Inc., Galloway-Chandler-McKinney Insurance Agency of Columbus, LLC, Galloway-Chandler-McKinney Insurance Agency of West Point, LLC, Galloway-Chandler-McKinney Insurance Agency of Monroe County, LLC and Galloway-Chandler-McKinney Insurance Agency of Starkville, LLC (incorporated by reference to Exhibit 10.1 to the Corporation’s Current Report on Form 8-K filed with the Commission on September 3, 2009).

10.8**	Stipulation and Consent to the Issuance of a Consent Order by and between Cadence Bank, N.A. and the Office of the Comptroller of the Currency and related Consent Order effective May 19, 2010.

21.1	Subsidiaries of Cadence Financial Corporation (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Commission on March 29, 2010).

23.1**	Consent of T.E. Lott & Company.

23.2*	Consents of Jackson Walker LLP and Watkins Ludlam Winter & Stennis, P.A. (included in Exhibit 5.1).

24.1**	Power of Attorney.

*	To be filed by amendment.
**	Filed herewith.
+	Management contract or compensatory plan or arrangement.